UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

TIDAL ROYALTY CORP. (formerly TULLOCH RESOURCES LTD.; ELKHORN GOLD MINING CORPORATION; TREMINCO RESOURCES LTD.)
(Exact name of Registrant specified in its charter)

BRITISH COLUMBIA
(Jurisdiction of incorporation or organization)

789 West Pender Street, Suite 810 Vancouver BC Canada V6C 1H2
(Address of principal executive offices)

Contact Person: Stefania Zilinskas Address: 161 Bay St., Suite 4010 Toronto, ON Canada M5J 2S1 Email: stefania@tidalroyalty.com Telephone: (647)267-0555
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

COMMON SHARES
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of the Company’s only class of capital or common stock as at July 31, 2018 was 227,787,662 common shares.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this is an annual report or a transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☐ No

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes   ☒ No

Indicate by check mark whether Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by checkmark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

ii

GENERAL

This Form 20-F is being filed as a registration statement under the Securities Exchange Act of 1934.

In this Form 20-F, references to “we”, “us”, “our”, “Tidal Royalty” and the “Company” mean collectively and individually, Tidal Royalty Corp.

Tidal Royalty has historically used the Canadian dollar as its reporting currency. All references in this document to “dollars” or “$” are to Canadian dollars and all references to “US$” are to United States dollars, unless otherwise indicated.

Except as noted, the information set forth in this Form 20-F is as of December 14, 2018 and all information included in this document should only be considered correct as of such date.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 20-F contains certain “forward-looking statements”. Forward-looking statements reflect the current view about future events. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “capable”, “budget”, “pro forma” and similar expressions are intended to identify forward-looking statements. Such statements include, but are not limited to, statements contained in this Form 20-F relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, our ability to execute our financing strategy on acceptable terms, including our ability to identify potential financing opportunities and to successfully negotiate the terms of such financing; our ability to raise capital to fund continuing operations; our ability to manage planned growth and integrate new business opportunities into existing operations; a continued decline in general economic conditions nationally and internationally; our ability to protect our intellectual property rights; the impact of any infringement actions or other litigation brought against us; competition from other providers; changes in government regulation; and other factors (including the risks contained in the section of this Form 20-F entitled “Risk Factors”) relating to our industry, our operations and results of operations. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

The following table sets forth the names of all of our directors and officers, their business addresses, and their current positions with Tidal Royalty.

Name	Position	Business Address
Paul Rosen	Chief Executive Officer and Director	TD Canada Trust Tower 161 Bay St., Suite 4010 Toronto, ON M5J 2S1
Terry Taouss	President	TD Canada Trust Tower 161 Bay St., Suite 4010 Toronto, ON M5J 2S1
Theo van der Linde	Chief Financial Officer, Director and Audit Committee member	Suite 2630 — 1075 West Georgia Street Vancouver, BC V6E 3C9
Brendan Purdy	Director and Audit Committee member	37 King St. E., Suite 409 Toronto, ON M5C 1E9
Stuart Wooldridge	Director	441 Heales Avenue Penticton, BC V2A 1G5
Brian Penny	Director and Audit Committee member	36 Southdale Drive Markham, ON L3P 1J7

The auditors of Tidal Royalty are Manning Elliott LLP, Chartered Professional Accountants located at suite 1700 - 1030 W. Georgia Street, Vancouver, BC, V6E 2Y3. Manning Elliott LLP is independent from Tidal Royalty within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia (the “BCICPA”) and is registered with the BCICPA, the Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (PCAOB).

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. Selected Financial Data

Selected Financial Information:

The following tables set forth the Company’s selected financial data. Investors should read the following selected financial data in conjunction with the Company’s audited financial statements and accompanying notes in Item 18 of this Form 20-F and “Operating and Financial Review and Prospects” included in Item 5 of this Form 20-F.

The following selected financial data is based on financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpreted by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company has derived the summary statements of comprehensive loss and financial position data for each of the Company’s five most recently audited fiscal years (in Canadian dollars, except price of shares).

	For the fiscal year ended July 31,
	2018	2017	2016	2015	2014
Assets
Current assets
Cash and cash equivalents	33,904,759	20,265	1,585	9,118	5,419
Sales tax receivable	129,415	858	2,349	2,835	1,004
Prepaid expenses and deposits	531,859	1,211	—	—	—
Total assets	34,566,033	22,334	3,934	11,953	6,423

Liabilities and Deficiency
Current liabilities
Accounts payable and accrued liabilities	311,357	105,225	57,387	49,273	34,242
Due to related parties	18,685	22,766	49,780	17,153	—
Loans payable	10,000	30,000	—	—	—
Total current liabilities	340,042	157,991	107,167	66,426	34,242

Equity (Deficiency)
Common shares	45,432,573	12,297,109	12,297,109	12,242,109	12,172,109
Convertible preferred shares	1,754,721	—	—	—	—
Convertible preferred shares issuable	2,000,000	—	—	—	—
Share subscriptions	—	—	—	45,000	20,000
Reserves	5,324,016	27,464	27,464	27,464	19,679
Deficit	(20,285,319)	(12,460,230)	(12,427,806)	(12,369,046)	(12,239,607)
Total Equity (Deficiency)	34,225,991	(135,657)	(103,233)	(54,473)	(27,819)
Total Liabilities and Equity	34,566,033	22,334	3,934	11,953	6,423

	Years Ended,
	2018	2017	2016	2015	2014
Expenses
Advertising and promotion	1,164,458	1,508	6,083	4,487	—
Consulting fees	1,933,550	6,000	31,480	71,260	260
Foreign exchange loss	377,265	—	—	—	—
General and administration	93,861	1,285	12,518	18,665	6,406
Investor relations	31,851	—	—	—	—
Professional fees	461,195	14,717	8,679	27,242	11,317
Rent	84,670	—	—	—	—
Salaries and benefits	244,526	—	—	—	—
Share based compensation	3,250,476	—	—	7,785	7,108
Transfer agent and filing fees	76,869	5,919	—	—	—
Travel	106,368	2,995	—	—	—
Total expenses	(7,825,089)	(32,424)	(58,760)	(129,439)	(25,091)

Other items:
Interest income	—	—	—	—	—
Gain on recognition of accounts payable	—	—	—	—	—
Net loss and comprehensive loss	(7,825,089)	(32,424)	(58,760)	(129,439)	(25,091)

Loss and comprehensive loss per share, basic and diluted	(0.26)	(0.01)	(0.02)	(0.05)	(0.01)
Weighted average number of common shares outstanding	30,039,081	2,843,636	2,768,795	2,427,608	2,193,636

Exchange Rates:

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian dollars (“CDN”) and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar amounts = US $1):

Year Ended: July 31,	Average	Period End	High	Low
2018	1.2731	1.3030	1.3131	1.2294
2017	1.3239	1.2490	1.3745	1.2436
2016	1.3276	1.3040	1.4592	1.2544
2015	1.1923	1.3047	1.3059	1.0857
2014	1.0732	1.0889	1.1251	1.0237

The following table sets forth the high and low exchange rates for the past six months. As of July 31, 2018, the exchange rate was CDN $1.30 for each US $1.00.

Month	High	Low
December 1 – 14	1.3404	1.3191
November 2018	1.3302	1.3088
October 2018	1.2948	1.2799
September 2018	1.3212	1.2912
August 2018	1.3155	1.2925
July 2018	1.3271	1.3013
June 2018	1.3319	1.2907
May 2018	1.3027	1.2761
April 2018	1.2918	1.2548

B. Capitalization and Indebtedness

The following table presents our capitalization in accordance with IFRS as of July 31, 2018 (audited—in Canadian Dollars). It is important that you read this table together with, and it is qualified by reference to, our audited financial statements set forth in this Form 20-F beginning on page F-1 hereof.

As of July 31, 2018 $

Shareholders’ equity:
Convertible preferred shares	1,754,721
Convertible preferred shares issuable	2,000,000
Common shares	45,432,573
Reserves	5,324,016
Total shareholders’ equity	54,511,310

Total capitalization	54,511,310

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to an Investment in our Common Shares

We have no source of operating revenue and it is likely we will operate at a loss until we are able to realize cash flow from our financings.

We may require additional financing in order to fund our businesses or business expansion. Our ability to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as our business success. There can be no assurance that we will be successful in our efforts to arrange additional financing on terms satisfactory to us, or at all. If additional financing is raised by the issuance of common shares from treasury, control of the Company may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to operate our businesses at their maximum potential, to expand, to take advantage of other opportunities, or otherwise remain in business.

We cannot assure you that we will achieve or maintain profitable operations and our auditors have in the past issued a “going concern” audit opinion.

Prior to the change in our business, significant and substantial doubt existed about our ability to continue as a going concern and our independent auditors indicated in their report on our financial statements for the years ended July 31, 2017 and 2016 that there was significant and substantial doubt about our ability to continue as a going concern.

A “going concern” opinion indicates that financial statements have been prepared assuming a company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result if a company does not continue as a going concern. An investor should not rely on the consolidated balance sheet of a company with a “going concern” opinion as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to stockholders, in the event of a liquidation.

Subsequent to the change in our business, we undertook significant capital raising activities and the report of our independent auditors on our financial statements for the years ended July 31, 2018 and 2017 does not contain a note regarding doubt about our ability to continue as a going concern.

Nevertheless, we have a limited operating history, we have no source of operating revenue, it is likely we will operate at a loss until we are able to realize cash flow from our financings and we may require additional financing in order to fund our business or business expansion. Each of these factors can make it difficult for investors to evaluate our operations and prospects and may increase the risks associated with investment in us.

We may issue a substantial number of our common shares without investor approval to raise additional financing and we may consolidate the current outstanding common shares.

Any such issuance or consolidation of our securities in the future could reduce an investor’s ownership percentage and voting rights in us and further dilute the value of the investor’s investment.

The market price of our common shares may experience significant volatility.

Factors such as announcements of quarterly variations in operating results, revenues, costs, changes in financial estimates or other material comments by securities analysts relating to us, our competitors or the industry in general, announcements by other companies in the industry relating to their operations, strategic initiatives, financial condition or performance or relating to the industry in general, announcements of acquisitions or consolidations involving our portfolio companies, competitors or among the industry in general, as well as market conditions in the cannabis industry, such as regulatory developments, may have a significant impact on the market price of our common shares. Global stock markets and the Canadian Securities Exchange (“CSE”) in particular have, from time to time, experienced extreme price and volume fluctuations, which have often been unrelated to the operations of particular companies. Share prices for many companies in our sector have experienced wide fluctuations that have been often unrelated to the operations of the companies themselves. In addition, there can be no assurance that an active trading or liquid market will be sustained for our common shares.

We do not anticipate that any dividends will be paid on our common shares in the foreseeable future.

We anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their common shares, and shareholders may not be able to sell their shares on favourable terms or at all.

The Company has a limited operating history with respect to financings in the U.S. cannabis sector, which can make it difficult for investors to evaluate the Company’s operations and prospects and may increase the risks associated with investment in the Company.

The Company has a history of negative cash flow and losses that is not expected to change in the short term. Financings may not begin generating cash flow to the Company for several years following any financing.

The Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Company.

Currently, the U.S. cannabis industry generally is comprised of individuals and small to medium-sized entities. However, the risk remains that large conglomerates and companies who also recognize the potential for financial success through investment in this industry could strategically purchase or assume control of certain aspects of the industry. In doing so, these larger competitors could establish price setting and cost controls which would effectively “price out” many of the individuals and small to medium-sized entities who currently make up the bulk of the participants in the varied businesses operating within and in support of the medical and adult-use marijuana industry. While the trend in connection with most state laws and regulations may deter this type of takeover, this industry remains quite nascent, and therefore faces many unknown future developments, which in itself is a risk.

Because of the early stage of the industry in which the Company will operate, the Company expects to face additional competition from new entrants. The Company may not have sufficient resources to remain competitive, which could materially and adversely affect the business, financial condition and results of operations of the Company.

Company indebtedness could have a number of adverse impacts on the Company, including reducing the availability of cash flows to fund working capital and capital expenses.

Any indebtedness of the Company could have significant consequences on the Company, including: increase the Company’s vulnerability to general adverse economic and industry conditions; require the Company to dedicate a substantial portion of its cash flow from operations to making interest and principal payments on its indebtedness, reducing the availability of the Company’s cash flow to fund capital expenditures, working capital and other general corporate purposes; limit the Company’s flexibility in planning for, or reacting to, changes in the business and the industry in which it operates; place the Company at a competitive disadvantage compared to its competitors that have greater financial resources; and limit the Company’s ability to complete fundamental corporate changes or transactions or to declare or pay dividends.

The Company’s revenues and expenses may be negatively impacted by fluctuations in currency.

The Company’s revenues and expenses are expected to be primarily denominated in U.S. dollars, and therefore may be exposed to significant currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Company’s business, financial condition and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

Risks Related to the Cannabis Industry

While certain U.S. states have enacted medical and/or adult-use cannabis legislation, cannabis continues to be illegal under U.S. federal law, which may subject us to regulatory or legal enforcement, litigation, increased costs and reputational harm.

More than half of the U.S. states have enacted legislation to regulate the sale and use of cannabis on either a medical or adult-use level. However, notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the U.S. Controlled Substances Act of 1970 (“CSA”), and as such, activities within the cannabis industry are illegal under U.S. federal law. It is also illegal to aid or abet such activities or to conspire to attempt to engage in such activities. Financing businesses in the cannabis industry may be deemed aiding and abetting an illegal activity under federal law. If such an action were brought, we may be forced to cease operations and our investors could lose their entire investment. Such an action would have a material negative effect on our business and operations. For background information on the inconsistency between state and federal regulation of cannabis, please refer to “Item 4 — Information on the Company — B. Business Overview — Effects of Government Regulations”.

The funding of businesses in the cannabis industry may expose us to potential criminal liability.

While we do not intend to harvest, distribute or sell cannabis, the funding of businesses in the medical and adult-use cannabis industry could be deemed to be participating in marijuana cultivation, which remains illegal under federal law pursuant to the CSA and exposes us to potential criminal liability, with the additional risk that our properties, or those of our portfolio companies, could be subject to civil forfeiture proceedings. For background information on the inconsistency between state and federal regulation of cannabis, please refer to “Item 4 — Information on the Company — B. Business Overview — Effects of Government Regulations”.

Management may not be able to predict all new emerging risks or how such risks may impact actual results of the Company in the highly regulated, highly competitive and rapidly evolving U.S. cannabis industry.

As a result of the conflicting views between state legislatures and the federal government regarding cannabis, financings with cannabis related businesses in the U.S. are subject to a higher degree of uncertainty and risk. Such risks are difficult to predict. For instance, it is presently unclear whether the U.S. federal government intends to enforce federal laws relating to cannabis where the conduct at issue is legal under applicable state law. Further, there can be no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions.

Unless and until the U.S. federal government amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendment there can be no assurance), there can be no assurance that it will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law. Such potential proceedings could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens; or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation, even if such proceedings were concluded successfully in favour of the Company. The regulatory uncertainties make identifying the new risks applicable to the Company and its business and the assessment of the impact of those risks on the Company and its business extremely difficult.

The U.S. cannabis industry is subject to extensive controls and regulations, which impose significant costs on the Company and its portfolio companies and may affect the financial condition of market participants, including the Company.

Participants in the U.S. cannabis industry will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the participant and, thereby, on the Company’s prospective returns.

It is also important to note that local and city ordinances may strictly limit and/or restrict the distribution of cannabis in a manner that will make it extremely difficult or impossible to transact business in the cannabis industry. If the U.S. federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, then the Company’s financings in such businesses would be materially and adversely affected notwithstanding that the Company may not be directly engaged in the sale or distribution of cannabis.

Changes to or the imposition of new government regulations, including those relating to taxes and other government levies, may affect the marketability of cannabis products. Such changes in government levies (including taxes), which are beyond the control of the participant and which cannot be predicted, could reduce the Company’s earnings and could make future financing uneconomic.

The Company and the companies it funds may become subject to litigation which could have a significant impact on the Company’s profitability.

The cannabis industry is subject to numerous legal challenges and could become subject to new, unexpected legal challenges. The Company, or one or more of the Company’s portfolio companies, may become subject to a variety of claims and lawsuits, such as U.S. federal actions against any individual or entity engaged in the marijuana industry. There can be no assurances the federal government of the United States or other jurisdictions will not seek to enforce the applicable laws against the Company. The consequences of such enforcement would be materially adverse to the Company and the Company’s business and could result in the forfeiture or seizure of all or substantially all of the Company’s assets. Litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. A material adverse impact on our financial statements also could occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable.

As the possession and use of cannabis is illegal under the CSA, we may be deemed to be aiding and abetting illegal activities through the funding of our portfolio companies, and as such may be subject to enforcement actions which could materially and adversely affect our business.

The possession, use, cultivation, or transfer of cannabis remains illegal under the CSA. As a result, law enforcement authorities regulating the illegal use of cannabis may seek to bring an action or actions against us, including, but not limited to, a claim of aiding and abetting another’s criminal activities. The federal aiding and abetting statute provides that anyone who “commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” 18 U.S.C. §2(a). Such an action would have a material adverse impact on our business and operations.

Losing access to traditional banking and the application of anti-money laundering rules and regulations to our business could have a significant effect on our ability to conclude financings and achieve returns.

The Company is subject to a variety of laws and regulations in Canada and the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a chequing account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy. For background on these laws and various guidance issued by certain regulatory authorities concerning banking cannabis-related businesses, please refer to “Item 4 — Information on the Company — B. Business Overview — Effects of Government Regulations”.

Overall, since the production and possession of cannabis is illegal under U.S. federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. As the Company will have a material ancillary involvement in the U.S. legal cannabis industry, the Company may find that it is unable to open bank accounts with certain Canadian financial institutions, which in turn may make it difficult to operate the Company’s business. Furthermore, the Company’s U.S. subsidiaries may be unable to open bank accounts with U.S. financial institutions, which may also make it difficult to operate the Company’s business.

Proceeds from the Company’s financings could be considered proceeds of crime which may restrict the Company’s ability to pay dividends or effect other distributions to its shareholders.

The Company’s future financings, and any proceeds thereof, may be considered proceeds of crime due to the fact that cannabis remains illegal federally in the U.S. This may restrict the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its Shares in the foreseeable future, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Company has historically relied entirely on access to both public and private capital in order to support its continuing operations, and the Company expects to continue to rely almost exclusively on the capital markets to finance its business in the U.S. legal cannabis industry.

Although such business carries a higher degree of risk, and despite the legal standing of cannabis businesses pursuant to U.S. federal laws, Canadian based issuers involved in the U.S. legal cannabis industry have been successful in raising substantial amounts of private and public financing. However, there is no assurance the Company will be successful, in whole or in part, in raising funds in the future, particularly if the U.S. federal authorities change their position toward enforcing the CSA. Further, access to funding from U.S. residents may be limited due to their unwillingness to be associated with activities which violate U.S. federal laws.

The Company’s involvement in the U.S. cannabis industry may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities in Canada, which could lead to the imposition of certain restrictions on the Company’s ability to invest in the U.S.

It has been reported in Canada that the Canadian Depository for Securities Limited is considering a policy shift that would see its subsidiary, CDS Clearing and Depository Services Inc. (“CDS”), refuse to settle trades for cannabis issuers that have investments in the U.S. CDS is Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary, and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of the Company’s Shares to make and settle trades. In particular, the Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Shares through the facilities of the Exchange.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future.

For the reasons set forth above, the Company’s future financings in the U.S. may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the U.S. or any other jurisdiction, in addition to those described herein.

The Company’s proposed business operations will indirectly be affected by a variety of laws, regulations and guidelines which could increase compliance costs substantially or require the alteration of business plans.

The Company’s business operations will indirectly be affected by laws and regulations relating to the manufacture,

management, transportation, storage and disposal of cannabis, as well as laws and regulations relating to consumable products health and safety, the conduct of operations and the protection of the environment. These laws are broad in scope and subject to evolving interpretations, which could require participants to incur substantial costs associated with compliance or alter certain aspects of its business plans. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Company’s business plans and result in a material adverse effect on certain aspects of its planned operations.

As consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis evolve, the Company may face unfavourable publicity or consumer perception.

The legal cannabis industry in the U.S. is at an early stage of its development. Cannabis has been, and will continue to be, a controlled substance for the foreseeable future. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and on the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding cannabis in general or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Public opinion and support for medical and adult-use cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising for legalizing medical and adult-use cannabis, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical marijuana as opposed to legalization in general). The Company’s ability to gain and increase market acceptance of its proposed royalty business may require substantial expenditures on investor relations, strategic relationships and marketing initiatives. There can be no assurance that such initiatives will be successful and their failure may have an adverse effect on the Company.

Cannabis use may increase the risk of serious adverse side effects which could subject the Company or its portfolio companies to product liability claims, regulatory action and litigation.

As a company that finances businesses in the cannabis industry, we face the risk of exposure to, or having our portfolio companies exposed to, product liability claims, regulatory action and litigation if the products or services of our portfolio companies are alleged to have caused loss or injury. Our portfolio companies may become subject to product liability claims due to allegations that their products caused or contributed to injury or illness, failed to include adequate instructions for use or failed to include adequate warnings concerning possible side effects or interactions with other substances. This risk is exacerbated by the fact that cannabis use may increase the risk of developing schizophrenia and other psychoses, may exacerbate the symptoms for individuals with bipolar disorder, may increase the risk for the development of depressive disorders, may impair learning, memory and attention capabilities, and result in other side effects. In addition, previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could also occur. There can be no assurance that our portfolio companies will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in our portfolio companies becoming subject to significant liabilities that are uninsured and also could adversely affect their commercial arrangements with third parties. Such a product liability claim or regulatory action against an operator could result in increased costs, could adversely affect the Company’s financing and reputation, and could have a material adverse effect on the results of operations and financial condition of the Company.

If our portfolio companies do not comply with applicable packaging, labeling and advertising restrictions on the sale of cannabis in the adult-use market, we could face increased costs, our reputation could be negatively affected and there could be a material adverse effect on our results of operations and financial condition.

Products distributed by our portfolio companies into the adult-use market may be required to comply with legislative requirements relating to product formats, product packaging, and marketing activities around such products, among others. As such, the portfolio of brands and products of our portfolio companies will need to be specifically adapted, and their marketing activities carefully structured, to enable them to develop their brands in an effective and compliant manner. If our portfolio companies are unable to effectively market their cannabis products and compete for market share, or if the costs relating to compliance with government legislation increase beyond what can be absorbed in the price of products, our earnings could be adversely affected which could make future financing uneconomic.

The products of our portfolio companies may become subject to product recalls, which could negatively impact our results of operations.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products of our portfolio companies are recalled due to an alleged product defect or for any other reason, such recall may disrupt certain aspects of the Company’s business plans and result in a material adverse effect on certain aspects of its planned operations. In addition, a product recall involving one or multiple of our portfolio companies may require significant attention by our senior management. If the products of one of our portfolio companies were subject to recall, the image of that brand and the Company as an investor could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the products of our portfolio companies and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of our operations by the U.S. FDA, Health Canada or other regulatory agencies, requiring further senior management attention and potential legal fees and other expenses.

Risks Related to Royalties

The Company may expend valuable time and effort in performing due diligence on companies and their existing royalties which may not be able to be acquired by the Company owing to existing third-party rights.

Rights of third parties may restrict the Company’s ability to acquire existing royalties. Royalty interests may be subject to: (i) buy-down right provisions pursuant to which the operator may buy-back all or a portion of the royalty; (ii) pre-emptive rights pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the royalty; or (iii) claw back rights pursuant to which the seller of a royalty has the right to re-acquire the royalty. As a result, (a) royalties held by the Company may not continue for the full term of the original contract, and (b) should the Company seek to acquire existing royalties in the future, holders of such rights may exercise them such that certain existing royalty interests would not be available for acquisition.

The determination of costs is made by the operator and is beyond the control of the Company but may negatively influence the royalty return received by the Company.

Should the Company hold a net profit royalty, it would have the added risk that such royalties allow the operator to account for the effect of prevailing cost pressures on the project before calculating a royalty. These cost pressures may include costs of labour, equipment, electricity, environmental compliance, and numerous other capital, operating and production inputs. Such costs will fluctuate in ways the royalty holder will not be able to predict and will be beyond the control of such holder and can have a dramatic effect on the amount payable on these royalties. Any increase in the costs incurred by the operators will likely result in a decline in the royalty received by the royalty holder. This, in turn, may have a material adverse effect on its profitability, financial condition, and results of operation.

The Company does not control the business operations over which the royalty is determined and the interests of owners/operators and the Company may not always be aligned, which could negatively influence the royalty return received by the Company.

Cash flows derived from royalties are based on operations by third parties. These third parties will be responsible for determining the manner in which their business is operated or the relevant assets subject to the royalties are exploited, including decisions to expand, continue or reduce production, decisions about the marketing of products extracted from the asset and decisions to advance expansion efforts and further develop non-producing assets. As a holder of royalties or other interests, the Company will have little or no input on such matters. The interests of third-party owners and operators and those of the Company on the relevant assets may not always be aligned.

The Company has limited access to data and disclosure which may make the assessment of the value of the Company’s current or future financings difficult to determine and which could result in the royalties being less profitable than expected.

As a holder of royalties and other non-operator interests, the Company neither serves as the owner or operator, and in almost all cases the Company has limited input into how the operations are conducted. As such, the Company has varying access to data on the operations or to the actual assets themselves. This could affect its ability to assess the value of the royalties or enhance their performance. This could also result in delays in cash flow from that anticipated by the Company based on the stage of development of the applicable business or assets. The Company’s royalty payments may be calculated by the operator in a manner different from the Company’s projections and the Company may or may not have rights of audit with respect to such royalty interests. In addition, some royalties may be subject to confidentiality arrangements which govern the disclosure of information with regard to royalties and as such the Company may not be in a position to publicly disclose non-public information with respect thereto. The limited access to data and disclosure regarding the businesses in which the Company has an interest, may restrict its ability to assess the value or enhance its performance which may have a material adverse effect on the Company’s profitability, results of operation and financial condition.

Royalties are largely contractually-based and may not always be honoured by the counterparties to the Company’s royalty contracts, which may have a material adverse effect on the Company’s profitability, results of operations and financial condition.

Royalties are largely contractually based. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalties and other interests do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly, and as with all litigation, no guarantee of success can be made. Should any such decision be determined adversely to the Company, it may have a material adverse effect on the Company’s profitability, results of operations and financial condition.

General Business Risks

There can be no assurance that future financings made by the Company will be profitable.

As part of the Company’s overall business strategy, the Company intends to pursue its financing policy and objectives. There are always risks associated with any business transaction, particularly one that involves a largely cash based operation, operating in a new and growing field, with conflicting federal and state laws. There is no assurance any financings will be profitable.

As the cannabis industry is nascent, expectations regarding the development of the market may not be accurate and may change.

Due to the early stage of the legal cannabis industry, forecasts regarding the size of the industry and the sales of products are inherently subject to significant unreliability. A failure in the demand for products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management.

While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such people. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results or financial condition.

The Company’s participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities.

Litigation, complaints, and enforcement actions the Company could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

The Company is a British Columbia corporation governed by the Business Corporations Act (British Columbia) and, as such, our corporate structure, the rights and obligations of shareholders and our corporate bodies may be different from those of the home countries of international investors.

Non-Canadian residents may find it more difficult and costlier to exercise shareholder rights. International investors may also find it costly and difficult to effect service of process and enforce their civil liabilities against us or some of our directors, controlling persons and officers.

The cultivation, extraction and processing of cannabis and derivative products is dependent on a number of key inputs and their related costs including raw materials, electricity, water and other local utilities.

Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of an operator. Some of these inputs may only be available from a single supplier or a limited group of suppliers.

If a sole source supplier was to go out of business, an operator might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of an operator, and consequently, the Company.

The success of the Company may depend, in part, on the ability of an operator to maintain and enhance trade secret protection over its various existing and potential proprietary techniques and processes, or trademark and branding developed by it.

Each operator may also be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the operator. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions.

Insurance coverage obtained by an operator may be insufficient to cover all claims to which the operator may become subject.

The Company will require an operator to have insurance coverage for applicable risks. However, there can be no assurance that such coverage will be available or sufficient to cover claims to which the operator may become subject. Each operator may be affected by a number of operational risks and may not be adequately insured for certain risks, including: civil litigation; labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, an operator’s properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the operator’s operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition. Also, an operator may be subject to or affected by liability or sustain loss for certain risks and hazards against which it may elect not to insure because of the cost. If insurance coverage is unavailable or insufficient to cover any such claims, an operator’s financial resources, results of operations and prospects, as well as the Company’s financing, could be adversely affected.

Maintaining a public listing is costly and will add to the Company’s legal and financial compliance costs.

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of the CSE require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. The Company may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business.

Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for Shares. Even if the Company is involved in litigation and wins, litigation can redirect significant resources.

The Company may experience difficulty implementing its business strategy.

The growth and expansion of the Company is heavily dependent upon the successful implementation of its business strategy. There can be no assurance that the Company will be successful in the implementation of its business strategy.

Conflicts of interest involving the Company’s directors and officers may arise and may be resolved in a manner that is unfavourable to the Company.

Certain of the Company’s directors and officers are, and may continue to be, involved in other business ventures through their direct and indirect participation in corporations, partnerships, joint ventures, etc. that may become potential competitors of the technologies, products and services the Company intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company’s interests. In accordance with applicable corporate law, directors who have a material interest in or who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and officers are required to act honestly and in good faith with a view to the Company’s best interests. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Company.

The available talent pool may not be large enough for the Company to identify and hire personnel required to develop the business, which may mean that the growth of the Company’s business will suffer.

As the Company grows, it will need to hire additional human resources to continue to develop the business. However, experienced talent in the areas of financings and cannabis may be difficult to source, and there can be no assurance that the appropriate individuals will be available or affordable to the Company. Without adequate personnel and expertise, the growth of the Company’s business may suffer.

If the requirements of the Investment Company Act of 1940 (the “1940 Act”) were imposed on the Company, such requirements would adversely affect our operations.

The Company intends to conduct its operations so that it is not required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Company is organized as a holding company that conducts business primarily through wholly-owned or majority-owned subsidiaries. The Company intends to conduct operations so that it complies with the 40% test. The Company will monitor our holdings to comply with this test. Failure to comply with the 40% test could require the Company to register as an investment company under the 1940 Act, which would have a material adverse effect on our operations.

There could be adverse tax consequence for our shareholders in the United States if we are deemed a passive foreign investment company.

Under United States federal income tax laws, if a company is (or for any past period was) a passive foreign investment company (which we refer to as “PFIC”), it could have adverse United States federal income tax consequences to U.S. shareholders even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change. Furthermore, the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. The Company believes based on current business plans and financial expectations that it may be a PFIC for the current tax year and future tax years. United States purchasers of our common shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our common shares if we are considered to be a PFIC.

If we are a PFIC, U.S. holders would be subject to adverse U.S. federal income tax consequences such as the ineligibility for any preferred tax rates on capital gains, the ineligibility for actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws or regulations. Whether or not U.S. holders make a timely qualified electing fund (or QEF) election or mark-to-market election may affect the U.S. federal income tax consequences to U.S. holders with respect to the acquisition, ownership, and disposition of our common shares and any distributions such U.S. holders may receive. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our common shares.

ITEM 4                                                   INFORMATION ON THE COMPANY

We are a British Columbia corporation existing under the Business Corporations Act (British Columbia) (the “BCBCA”) which conducts business a life sciences company with a focus on the legal cannabis industry in the United States.

A. History and Development of the Company

Name

Our legal and commercial name is Tidal Royalty Corp.

Registered and Principal Offices

Our registered office is Suite 810, 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. Our principal place of business is 161 Bay St., Suite 4010, Toronto ON, M5J 2S1.

Incorporation and Continuation

We are a British Columbia corporation existing with perpetual existence under the BCBCA.

The Company was incorporated on March 12, 1980 as Treminco Resources Ltd. under the laws of British Columbia as a mineral exploration company. Treminco Resources Ltd. was listed initially on the Vancouver Stock Exchange (as it was then known) and subsequently on the Toronto Stock Exchange (“TSE”).

The name of the Company was changed to Elkhorn Gold Mining Corporation on February 8, 1999.  On September 4, 2001, the common shares of Elkhorn Gold Mining Corporation were delisted from the TSE for failure to meet the continued listing requirements of the TSE. Cease Trade Orders (“CTOs”) were imposed on Elkhorn Gold Mining Corporation by the Ontario Securities Commission and the British Columbia Securities Commissions (the “Commissions”) on January 11, 2002 and January 3, 2002, respectively.

Between April 2001 and July 2010, Elkhorn Gold Mining Corporation was inactive and did not carry on any business.

On October 12, 2011, Elkhorn Gold Mining Corporation changed its name to Tulloch Resources Ltd.

On January 16, 2012, pursuant to Section 171 of the British Columbia Securities Act and Section 144 of the Ontario Securities Act, the Commissions issued revocation orders with respect to the prior CTOs issued against Elkhorn Gold Mining Corporation. As part of the revocation, Tulloch Resources Ltd. undertook not to complete a transaction that would result in a reverse takeover while it was not listed on a “recognized stock exchange” unless, prior to closing of such transaction, the Company provided the British Columbia Securities Commission with 10 business days’ notice of the transaction.

Between 2012 and 2016, Tulloch Resources Ltd. undertook three equity financings, raising an aggregate of $125,000, through private placements of its pre-Consolidated (as defined below) common shares to cover expenses involved in the restoration of the Company, ongoing costs, and expenses involved in searching for an appropriate project. From 2014 to 2017, Tulloch Resources Ltd. identified and reviewed a number of opportunities but did not proceed with any project.

On July 18, 2017 the Company changed its name to Tidal Royalty Corp. and changed its business to become a financing company with a focus on the U.S. legal cannabis industry. On July 26, 2017, we consolidated our share capital on a one-for-three basis (the “Consolidation”).

Our common shares began trading in CAD on the Canadian Securities Exchange (“CSE”) on June 25, 2018 under the symbol “RLTY”. We received approval from the CSE to begin trading our common shares in USD and commenced trading our common shares in USD on June 29, 2018 under the symbol “RLTY.U”.

On July 12, 2018 our common shares began trading on the OTC Markets under the symbol “TDRYF”. On August 13, 2018 we secured Depository Trust & Clearing Corp. (“DTC”) eligibility for our common shares on the OTC Markets.

After the close of trading on September 10, 2018 OTC Markets ceased listing our common shares on the OTC Markets under the symbol “TDRYF” as a result of an October 12, 2010 order issued by the SEC. The order, issued pursuant to Section 12(j) of the Securities Exchange Act of 1934 (the “Exchange Act”), revoked the registration of the securities of Elkhorn Gold Mining

Corp., registered pursuant to Section 12(g) of the Exchange Act, as Elkhorn Gold Mining Corp. was delinquent in its periodic filings with the SEC having not filed any periodic reports since it filed an amended Form 20-F registration statement on November 4, 1999. Prior to being notified of the actions of the OTC Markets, management of Tidal Royalty was not aware of the filing of the amended Form 20-F by Elkhorn Mining Corp. nor the order of the SEC revoking the registration of the registered securities of Elkhorn Gold Mining Corp.

Change of Business

On September 5, 2017 we received approval from our shareholders to change our business from mineral exploration to that of a financing company with a focus on the U.S. legal cannabis industry. Among others, we took the following steps to develop and execute our new business:

1.              Retained new management with a track record in the U.S. legal cannabis industry and of acquiring and divesting in arm’s-length enterprises;

2.              Changed our name from Tulloch Resources Ltd. to Tidal Royalty Corp.;

3.              Consolidated our common shares on a three (3) old for one (1) new basis;

4.              Considered and created a clearly defined financing policy; and

5.              Undertook various financing transactions, described in greater detail below.

Financing Following the Change of Business

On February 8, 2018, the Company completed a non-brokered private placement of 59,370,000 special warrants of the Company at a price of $0.05 per special warrant for gross proceeds of $2,968,500. Each special warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. An additional 3,757,000 special warrants were issued as finders’ fees with the same terms as the special warrants received pursuant to the private placement. The fair value of $187,850 was charged to warrant issue costs. On June 8, 2018, the Company converted the special warrants and special finders’ warrants into an equivalent number of units in the capital of the Company. As of December 14, 2018, the Company has issued 4,850,000 common shares for gross proceeds of $242,500 pursuant to the exercise of 4,850,000 share purchase warrants issued as a result of this June 8, 2018 conversion.

On March 1, 2018, the Company completed a non-brokered private placement of 57,120,000 special warrants of the Company at a price of $0.05 per special warrant for gross proceeds of $2,856,000. Each special warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. An additional 5,292,000 special warrants were issued as finders’ fees with the same terms as the special warrants received pursuant to the private placement. The fair value of $264,600 was charged to warrant issue costs. On July 1, 2018, the Company converted the special warrants and special finders’ warrants into an equivalent number of units in the capital of the Company. As of December 14, 2018, the Company has issued 12,300,000 common shares for gross proceeds of $615,000 pursuant to the exercise of 12,300,000 share purchase warrants issued as a result of this July 1, 2018 conversion.

On April 30, 2018, the Company completed a non-brokered private placement of 12,690,000 special warrants of the Company at a price of $0.05 per special warrant for gross proceeds of $634,500. Each special warrant entitles the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. An additional 1,220,000 special warrants were issued as finders’ fees with the same terms as the special warrants received pursuant to the private placement. The fair value of $61,000 was charged to warrant issue costs.

On August 31, 2018, the Company converted the special warrants and special finders’ warrants into an equivalent number of units in the capital of the Company. As of December 14, 2018, the Company issued 1,000,000 common shares for gross proceeds of $50,000 pursuant to the exercise of 1,000,000 share purchase warrants issued as a result of this August 31, 2018 conversion.

On May 25, 2018, the Company issued 40,000,000 units in the capital of the Company at a price of $0.05 per unit for gross proceeds of $2,000,000. Each unit consists of one Series 1 Convertible Preferred share (a “Preferred Share”) and one preferred share purchase warrant; each warrant (a “Warrant”) is exercisable by the holder to acquire one additional Preferred Share in the capital of the Company at a price of $0.05 for a period of 24 months following the issuance date.

A total of 4,000,000 special finders’ warrants were issued as finder’s fees in respect of the May 25, 2018 issuance, which special finders’ warrants were granted with a fair value of $141,440. The fair value of the special finders’ warrants was determined using the Black Scholes Option Pricing Model with the following assumptions: stock price - $0.05; exercise price - $0.05; expected life — 2 years; volatility — 147%; dividend yield — $0; and risk-free rate — 1.96%.

Each special finders’ warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one common share purchase warrant. Each share purchase warrant is exercisable by the holder to acquire one additional common share in the capital of the Company at a price of $0.05 for a period of 24 months following the issuance date of the convertible preferred share units. The special finder’s warrants were converted into an equivalent number of units in the capital of the Company on September 26, 2018. As of December 14, 2018, the Company has issued 1,000,000 common shares for gross proceeds of $50,000 pursuant to the exercise of 1,000,000 share purchase warrants issued as a result of this September 26, 2018 conversion.

On July 28, 2018, the holders of the 40,000,000 preferred share purchase warrants exercised these warrants and paid the $0.05 exercise price for total proceeds of $2,000,000.  On October 31, 2018, the Company issued the 40,000,000 Series 1 Convertible Preferred shares pursuant to the exercise of the 40,000,000 preferred share purchase warrants.

On June 12, 2018, the Company issued 94,355,026 common shares at a price of $0.33 per common share for gross proceeds of $31,137,159.  In consideration for their services, the finder’s received a cash commission of $2,067,500 and the Company paid other legal and finders’ fees of $64,000. A total of 5,182,365 finder’s warrants were granted with a fair value of $1,209,136; each finder warrant entitling the holder to acquire one additional common share at $0.33 for a period of 24 months. The fair value of the finders’ warrants was determined using the Black Scholes Option Pricing Model with the following assumptions: stock price - $0.33; exercise price - $0.33; expected life — 2 years; volatility — 147%; dividend yield — $0; and risk-free rate — 1.90%.

Each of these capital raises was primarily conducted in Canada with Canadian investors.

Reporting Issuer Status under Canadian Securities Laws

The Company became a Canadian reporting issuer on November 27, 1985 whereby the Company and its insiders became subject to the continuous disclosure obligations under the securities laws of the province of British Columbia, Canada. The Company is now also a reporting issuer in the province of Ontario, Canada. British Columbia is the principal regulator of the Company.

Capital Expenditures and Divestitures

Capital expenditures and divestitures in the last five years have not been material.

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our Common Shares during our last and current financial years.

B. Business Overview

The Company is a publicly traded life sciences company with a focus on financing in businesses that pertain in any way to cannabis which are carried out in compliance with applicable U.S. state laws (“legal cannabis industry”). For a historical overview of the development of the Company, please see “A. History and Development of the Company — Incorporation and Continuation”.

The Company’s business objective is to provide capital solutions to companies in the U.S. legal cannabis industry with large-scale potential and a highly-skilled and experienced management team across multiple industry verticals, including cultivation, processing and distribution. Such financing arrangements may involve royalties, debt, equity and other forms of financings in both private and public companies. Our team has cannabis-related legal, financial and strategic experience.

The Company is actively pursuing opportunities to provide expansion capital to licensed, qualified operators. An investment in Tidal Royalty allows shareholders to participate in the broader US cannabis market’s growth while diversifying against specific operational risks.

Royalties

A royalty is a largely contractually-based financing arrangement whereby, in exchange for expansion capital, the Company receives the legal right to collect future streams of royalty payments that are based on a percentage of revenues from specified operations. Royalty transactions are intended to provide durable, predictable returns for Tidal Royalty while not restricting or inhibiting the growth potential of the portfolio company. Our benchmark standard royalty terms include a royalty of 15% of net revenue, for a period of 99 years and secured by first priority interests on assets of the operator. Specific financing arrangements may vary from the benchmark standard terms depending on the agreement reached by the parties. In addition to royalties, we may explore transactions that are structurally similar to royalties, for example a stream of payments tied to the revenue of a particular asset or business over a defined period of time, in so long as the transaction meets our deal selection criteria and complements our portfolio composition.

Deal Assessment

We pursue transactions after assessing expected internal rate of return weighted against the expected risks of the particular transaction. We generally seek to mitigate transaction risks by obtaining some form of security against the portfolio company’s assets. The type of security obtained will vary depending on the type of transaction. In the case of expansion capital, we will seek security over the portfolio companies’ existing operations, which generally are located in a state different from that where the expansion capital will be deployed; for example, but not limited to, guarantees of the financing obligations of the portfolio company by its parent/subsidiary entities and key management, all-asset security agreements covering the existing operations and entity and individual pledges of security interests in the portfolio company and its parent/subsidiary entities. These types of security are expected to reduce our financial exposure in the event the portfolio company is unable or unwilling to meet its expansion targets by providing us with recourse against the portfolio company’s existing assets. For example, depending on the terms of the security agreements, we could take possession of and sell the portfolio company’s existing assets to satisfy amounts owed to us. In the case of equity transactions, we will generally enter into investor rights agreements with the portfolio company providing the Company with protective rights including, but not limited to, rights of first refusal in respect of future equity transactions, piggyback registration rights in the case of going-public and secondary market transactions and board appointments/observer status rights. These types of investor protections help to ensure we can maintain our equity position in a portfolio company without being diluted, benefit from a liquidation event and obtain information that may be important to a financing decision.

In order to assess financing opportunities, we undertake a comprehensive due diligence process and use a scorecard method to evaluate the accretive potential of an opportunity. In the preliminary stages of the assessment of a financing opportunity, we provide each potential portfolio company with a proprietary list of documentary requests, the responses to which are then reviewed and considered. Follow-up questions and further documentary requests are then provided to the portfolio company. Concurrently with this due diligence process, the information gleaned from the responses to the documentary requests are added to the Company’s deal assessment scorecard, which weighs the alignment of the potential portfolio company and financing transaction against the Company’s goals, financing strategy and then-current portfolio composition. The deal assessment scorecard assigns the financing opportunity with an overall score based on the following metrics: (i) quality of management; (ii) the current regulatory and prospective future regulatory framework of the market in which the company operates/seeks to operate; (iii) the health of the current and anticipated operations of the business; (iv) the fit of the company and its business with the overall strategy of the Company and its then-existing portfolio; and (v) the strength of the security that could be obtained as part of the proposed financing. We may add, revise or replace these metrics in the future. Depending on the overall score and the particular areas in which a score is weighted, we then make an assessment whether to pursue a financing transaction. While we evaluate many financing opportunities, only selected opportunities that align with our scorecard metrics are pursued. If we decide to pursue a financing transaction, we will request additional information from the potential portfolio company (as required), and work to independently verify information already provided to the extent we deem necessary. In certain instances, we may retain external service providers to assist us with doing so.

In addition to assessing company-specific factors, we also analyze the macro factors that may impact a financing, for example regulatory developments, market changes and consumer behavior. We regularly assess these macro factors and continually refine our conclusions with respect to the expected impact of such factors on current and future financings. As such, we strive to select and structure financings such that Tidal Royalty benefits from the outcomes relating to a particular selected portfolio company as well as from market growth in general.

Portfolio

We seek to diversify our portfolio of financings — in the long-term - across states, across operators, and across industry verticals. As such, the composition of our portfolio may vary over time.

As of the date of this Form 20-F, our portfolio companies are Diem (as defined below) and Harborside (as defined below), the financing transactions in respect of each are described further below. We have also entered into a binding letter of intent with Lighthouse (as defined below). We had entered into but subsequently terminated a binding letter of intent with CannaRoyalty (as defined below).

On August 27, 2018, we entered into a binding letter of intent (“CR LOI”) to acquire a royalty entitlement and equity interests in Alternative Medical Enterprises, LLC (d/b/a AltMed), a leading multi-state, vertically-integrated operator, from CannaRoyalty Corp (d/b/a Origin House) (“CannaRoyalty”). On December 14, 2018 we announced that we terminated the CR LOI as we decided not to proceed with the transaction contemplated by the CR LOI following completion of our due diligence investigation. As the transaction with CannaRoyalty will not proceed, CannaRoyalty is not included as one of the Company’s portfolio companies.

On August 31, 2018 we executed a definitive agreement (the “Closing”) with VLF Holdings LLC, an Oregon limited liability company d/b/a Diem Cannabis (“Diem”) to finance the expansion of TDMA LLC, a Massachusetts subsidiary of Diem (“TDMA”) into Massachusetts. Diem is an experienced licensed operator in the highly-competitive Oregon market. Pursuant to the agreement, we will provide Diem Cannabis with up to US$12.5 million over three years to develop and operate a large-scale cultivation and processing facility (the “Site”) and up to four dispensaries (the “Dispensaries”) in Massachusetts (the “Financing”). The Financing will be in the form of (i) promissory notes advanced at various stages of development of operations in the state; and (ii) the purchase price for real property acquisitions with respect to Sites and Dispensaries. Newly-formed subsidiaries of RLTY Development MA 1 LLC will acquire title to the real property purchased in respect of the Site and Dispensary acquisitions and will enter into leases (“Leases”) with TDMA (or its nominee) with respect to their operation.

The Leases will be “triple net” and will include payments of (i) annual base rent; (ii) percentage rent of net sales; and (iii) additional rent relating to the costs of property insurance, real estate taxes and any maintenance and repair. Where Diem proposes to enter into a third-party lease in respect of a dispensary (an “Operating Lease”) as opposed to the purchase of real property, Diem will enter into the operating lease directly with the third-party lessor and will grant to us a collateral assignment in such Operating Lease.

The stages of development of operations at which financing will be deployed are: (1) At the due diligence phase when Sites and Dispensaries are being identified, investigated and preliminary purchase and sale or lease agreements are being negotiated. Financing at this stage is expected to be used by Diem to fund day-to-day operations including salaries of its staff, rent, legal fees, etc. (2) At the purchase and sale or lease phase when definitive purchase and sale or lease agreements are entered into. In the case of properties to be purchased, financing will be used by the applicable Company subsidiary to purchase the property, make property insurance payments, pay legal fees, etc. In the case of properties to be leased, financing is expected to be used by Diem to make lease payments, any applicable deposits, insurance payments, legal fees, etc. (3) At the construction phase when the Site and Dispensaries are retrofitted or constructed for their intended use. Financing at this stage is expected to be used by Diem to fund construction costs, lease or purchase equipment and chattels, and other expenditures required in order for the Site and Dispensaries to become operational.

Currently, a property in respect of a Dispensary has been acquired in Springfield, MA (title acquired by RLTY Development Springfield LLC) (the “Springfield Property”) and a property in respect of a Site has been acquired in Orange, MA (title acquired by RLTY Development Orange LLC) (the “Orange Property”) (for further detail on the corporate structure of the Company please refer to “— C. Organizational Structure”, below, and Exhibit “8.1”).

The payment of rent pursuant to the Leases will only commence in respect of the Orange Property and each Dispensary once they are constructed, licenses for manufacturing/sales have been obtained and the locations are fully operational. Construction on the Springfield Property is expected to commence imminently and is estimated to last three-to-five months. Construction on the Orange Property is expected to commence imminently and is estimated to last 10-12 months. Applications to the appropriate regulatory authorities in respect of property-specific licenses are expected to commence early in 2019. As such, it is currently anticipated that the payment of rent pursuant to the Lease in respect of the Springfield Property will commence in the fourth quarter of 2019 and the payment of rent pursuant to the Lease in respect of the Orange Property to commence in the first quarter of 2020. However, construction projects may often involve unforeseen delays or uncover unexpected issues beyond the control of Company, and it is difficult to anticipate the length of time required to receive regulatory approval and for the required licenses to be issued. As such, there can be no assurance that the payment of rent pursuant to the Leases in respect of the Orange Property and the Springfield Property will commence on this anticipated timeline or at all. As the identification and negotiations for the purchase or lease of additional Dispensaries are ongoing, it is not yet known when such additional Leases will be entered into and the payment of rent will commence.

The Financing will be secured by (i) guarantees of the payment and performance of all obligations of TDMA by Diem and certain of its subsidiaries (the “Entity Guarantors”) and key individuals (the “Individual Guarantors”); (ii) liens over all of the assets of the Entity Guarantors; (iii) pledges by the Entity Guarantors and Individual Guarantors of all equity interests in Diem and/or its subsidiaries; and (iv) in the case of Operating Leases, collateral assignments in such Operating Leases.

During the period ended October 31, 2018, and pursuant to the Financing, the Company entered into a promissory note (“Promissory Note”) agreement with TDMA for $434,933 (USD$334,190) as a working capital advance for identification and negotiation of the purchase agreements for the Site and Dispensaries. The Promissory Note bears interest of 10% per annum and is due on February 28, 2021, unless earlier satisfied as described below.

Once the Site and Dispensaries are operational and the Leases have been entered into, the Promissory Note and all subsequently issued promissory notes (including interest accrued thereon) will be deemed satisfied in full. If the Site and Dispensaries are not operational within 2.5 years following the Closing, the Company will have the right to seek certain repayments, including repayment of the Promissory Note and all subsequently issued promissory notes.

On November 5, 2018 we entered into a binding letter of intent with Lighthouse Strategies, LLC (“Lighthouse”) to subscribe for US$5,000,000 of Lighthouse’s Series A membership units concurrently with a financing arrangement for certain

Lighthouse beverage lines. The closing of the subscription and financing arrangement is expected to occur on or around December 1, 2018 and is subject to, among other things, the satisfactory completion of due diligence, the receipt of all corporate and regulatory approvals and the closing of a financing transaction by Lighthouse. As the transaction with Lighthouse has not yet closed, Lighthouse is not included as one of the Company’s portfolio companies.

On November 15, 2018 we announced we had purchased $3 million of units (the “Units”) of FLRish, Inc., the parent company of Harborside (“Harborside”) and entered into a non-binding memorandum of understanding (“MOU”) with Harborside to provide royalty financing to prospective “Harborside” brand dispensary operators. Each Unit is comprised of (A) one 12% unsecured convertible debenture, convertible into common shares of Harborside (i) at the option of the holder at any time prior to the last business day immediately preceding the third anniversary date of the closing; and (ii) automatically upon a Harborside going-public transaction, at a conversion price equal to the lower of (i) $6.90; and (ii) a 10% discount to the price of the common shares of Harborside as part of a qualifying transaction; and (B) 87 common share purchase warrants exercisable for a period of two years following the closing into common shares of Harborside at an exercise price of $8.60 (subject to acceleration in the event of a going public transaction). Pursuant to the terms of the MOU, the Company has agreed to provide up to US$10 million in royalty financing to prospective dispensary operators licensing the “Harborside” brand. Each potential dispensary financing transaction will be assessed by the Company on a case-by-case basis and will be subject to the satisfactory completion of due diligence by the Company and the consummation of definitive documentation with the prospective dispensary operator.

We are currently evaluating multiple additional opportunities across the U.S., including in California, New York, Illinois, Ohio, Pennsylvania, Texas and Michigan.

We seek to create lasting partnerships with our portfolio companies such that we participate in their growth and success over time. Further, we expect that the synergies among our portfolio companies will also contribute to the success of our portfolio companies.

Competition

As the cannabis industry is at an early stage, we expect to face intense competition from other financing companies, including from new entrants, in the future. Currently, we are experiencing intensifying competition among financiers in the legal cannabis industry. As investors worldwide are becoming more accustomed to cannabis financings, family offices, private equity funds and high-net-worth individuals are beginning to offer financing alternatives to cannabis companies. However, we believe that our experienced management team, deal selection process and financing product distinguishes us from alternative sources of financing.

Effects of Government Regulations

In the U.S., cannabis is largely regulated at the state level. To the Company’s knowledge and as of the date of this Form 20-F, 30 states and Washington, DC have legalized medical cannabis, while nine states and Washington, DC have legalized recreational cannabis use. Notwithstanding the permissive regulatory environment of medical or recreational cannabis at the state level in certain states, cannabis continues to be categorized as a Schedule I controlled substance under the CSA and as such violates federal law in the U.S. As a result of the conflicting views between state legislatures and the federal government regarding cannabis, financings with cannabis businesses in the U.S. are subject to inconsistent legislation and regulation.

The federal government of the U.S. has specifically reserved the right to enforce federal law in regard to the sale and disbursement of medical or adult-use use marijuana even if state law sanctioned such sale and disbursement. It is presently unclear whether the U.S. federal government intends to enforce federal laws relating to cannabis where the conduct at issue is legal under applicable state law. This risk was further heightened by the revocation of a memorandum (the “Cole Memorandum”), acknowledging that although cannabis is a controlled substance at the federal level, several U.S. states have enacted laws relating to cannabis for medical purposes, in January 2018.

The inconsistent regulation of cannabis at the federal and state levels was addressed in 2013 when then Deputy Attorney General, James Cole, authored the Cole Memorandum acknowledging that although cannabis is a controlled substance at the federal level, several U.S. states have enacted laws relating to cannabis for medical purposes. The Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. However, the Department of Justice (“DOJ”) has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

However, on January 4, 2018 the Cole Memorandum was revoked by Attorney General Jeff Sessions. While this did not create a change in federal law, as the Cole Memorandum was not itself law, the revocation added to the uncertainty of U.S. federal enforcement of the CSA in states where cannabis use is regulated. Sessions also issued a one-page memorandum known as the “Sessions Memorandum.” This confirmed the rescission of the Cole Memorandum and explained that the Cole Memorandum was “unnecessary” due to existing general enforcement guidance as set forth in the U.S. Attorney’s Manual (the “USAM”) The USAM enforcement priorities, like those of the Cole Memorandum, are also based on the federal government’s limited resources, and include “law enforcement priorities set by the Attorney General,” the “seriousness” of the alleged crimes, the “deterrent effect of criminal prosecution,” and “the cumulative impact of particular crimes on the community.”

While the Sessions Memorandum does emphasize that marijuana is a Schedule I controlled substance and states the statutory view that it is a “dangerous drug and that marijuana activity is a serious crime,” it does not otherwise guide U.S. Attorneys that the prosecution of marijuana-related offenses is now a DOJ priority. Furthermore, the Sessions Memorandum explicitly describes itself as a guide to prosecutorial discretion. Such discretion is firmly in the hands of U.S. Attorneys in deciding whether or not to prosecute marijuana-related offenses. U.S. Attorneys could individually continue to exercise their discretion in a manner similar to that displayed under the Cole Memorandum’s guidance. Dozens of U.S. Attorneys across the country have affirmed their commitment to proceeding in this manner, or otherwise affirming that their view of federal enforcement priorities has not changed, although a few have displayed greater ambivalence. In California, at least one U.S. Attorney has made comments indicating a desire to enforce the CSA. Adam Braverman, Interim U.S. Attorney for the Southern District of California, has stated that the rescission of the Cole Memorandum “returns trust and local control to federal prosecutors” to enforce the CSA. Additionally, Greg Scott, the Interim U.S. Attorney for the Eastern District of California, has a history of prosecuting medical cannabis activity; and his office published a statement that cannabis remains illegal under federal law, and that his office would “evaluate violations of those laws in accordance with our district’s federal law enforcement priorities and resources.”

The Rohrabacher Blumenauer Appropriations Amendment (originally the Rohrabacher Farr Amendment) has been included in federal annual spending bills since 2014. This amendment restricts the Department of Justice from using federal funds to prevent states with medical cannabis regulations from implementing laws that authorize the use, distribution, possession or cultivation of medical cannabis. In 2017, Senator Patrick Leahy (D-Vermont) introduced a parity amendment to H.R.1625—a vehicle for the Consolidated Appropriations Act of 2018, preventing federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level, subject to Congress restoring such funding (“Leahy Amendment”). The Leahy Amendment was set to expire with the 2018 fiscal year on September 30, 2018, however, Congress approved a nine-week continuing resolution from the 2018 fiscal year (the “Continuing Resolution”). The Continuing Resolution has the result of providing ongoing and consistent protection for the medical cannabis industry until December 7, 2018. Congress has been negotiating the 2019 fiscal year appropriations since February 2018. The much relied on appropriations protecting the medical cannabis industry was renewed in both the House and Senate versions of the 2019 fiscal year appropriations bills, with the expectation that the language will be enacted in the final 2019 fiscal year appropriations bill. However, it should be noted that there is no assurance that the final 2019 fiscal year appropriations bill will include appropriations protecting the medical cannabis industry.

American courts have construed these appropriations bills to prevent the federal government from prosecuting individuals when those individuals comply with state medical cannabis laws. However, because this conduct continues to violate federal law, American courts have observed that should Congress at any time choose to appropriate funds to fully prosecute the CSA, any individual or business, even those that have fully complied with state law, could be prosecuted for violations of federal law. If Congress restores funding, for example by declining to include the Rohrabacher Blumenauer Appropriations Amendment in the 2019 fiscal year appropriations bill, or by failing to pass necessary budget legislation and causing another government shutdown, the government will have the authority to prosecute individuals for violations of the law before it lacked funding under the five-year statute of limitations applicable to non-capital CSA violations. Additionally, it is important to note that the appropriations protections only apply to medical cannabis operations and provide no protection against businesses operating in compliance with a state’s recreational cannabis laws.

Further, there can be no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. It is also important to note that local and city ordinances may strictly limit and/or restrict the distribution of cannabis in a manner that will make it extremely difficult or impossible to transact business in the cannabis industry. If the U.S. federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, then the Company’s financing of such businesses would be materially and adversely affected notwithstanding that the Company may not be directly engaged in the sale or distribution of cannabis.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, the listing of its securities on any stock exchange, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined.

The Company will continue to monitor, evaluate and re-assess the regulatory framework in each state in which it may hold a financing, and the federal laws applicable thereto, on an ongoing basis; and will update its continuous disclosure regarding government policy changes or new or amended guidance, laws or regulations regarding cannabis in the U.S.

The Company is subject to a variety of laws and regulations in Canada and the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the Bank Secrecy Act, the USA PATRIOT Act, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a chequing account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

Despite these laws, the U.S. Treasury Department’s Financial Crimes Enforcement Network (“FinCEN”) issued guidance on February 14, 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal enforcement priorities (the “FinCEN Memorandum”). The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance in the 2014 Cole Memo issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the CSA on the same day. The 2014 Cole Memo was rescinded as of January 4, 2018, along with the Cole Memorandum, removing guidance that enforcement of applicable financial crimes was not a DOJ priority.

Attorney General Sessions’ revocation of the Cole Memorandum and the 2014 Cole Memo has not affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself. Though it was originally intended for the 2014 Cole Memo and the FinCEN Memorandum to work in tandem, the FinCEN Memorandum appears to remain in effect as a standalone document which explicitly lists the eight enforcement priorities originally cited in the rescinded Cole Memorandum. Although the FinCEN Memorandum remains intact, indicating that the Department of the Treasury and FinCEN intend to continue abiding by its guidance, it is unclear whether the current administration will continue to follow the guidelines of the FinCEN Memorandum.

Overall, since the production and possession of cannabis is illegal under U.S. federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. As the Company will have a material ancillary involvement in the U.S. legal cannabis industry, the Company may find that it is unable to open bank accounts with certain Canadian financial institutions, which in turn may make it difficult to operate the Company’s business.

Proceeds of the Company’s financings may be considered proceeds of crime due to the fact that cannabis remains illegal federally in the U.S. This may restrict the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its Shares in the foreseeable future, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

C. Organizational Structure

The following table sets out the current organizational structure of the Company and its subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership
RLTY USA Corp.	Delaware	100% owned by Tidal Royalty Corp.
RLTY Beverage 1 LLC(1)	Delaware	100% owned by RLTY USA Corp.
RLTY Development MA 1 LLC	Delaware	100% owned by RLTY USA Corp.
RLTY Development Orange LLC	Massachusetts	100% owned by RLTY Development MA 1 LLC
RLTY Development Springfield LLC	Massachusetts	100% owned by RLTY Development MA 1 LLC
RLTY Development NV 1 LLC	Delaware	100% owned by RLTY USA Corp.
RLTY Service LLC	Delaware	100% owned by RLTY USA Corp.
RLTY Development FLA 1 LLC	Delaware	100% owned by RLTY USA Corp.
RLTY Development FLA 2 LLC	Delaware	100% owned by RLTY USA Corp.
RLTY Development CA 1 LLC	Delaware	100% owned by RLTY USA Corp.

(1)         Formerly RLTY Equipment CA 1 LLC prior to a name change on November 2, 2018.

D. Property, Plants and Equipment

Corporate Office

Our executive offices are located at 161 Bay St., Suite 4010, Toronto, ON, M5J 2S1.

ITEM 5                 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following is a discussion and analysis of our activities, results of operations and financial condition as of July 31, 2018. It should be read in conjunction with our financial statements and related notes for the year ended July 31, 2018. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

For the years ended July 31, 2018 and 2017

	July 31, 2018	July 31, 2017
	$	$

Expenses

Advertising and promotion	1,164,458	1,508
Consulting and management fees	1,933,550	6,000
Foreign exchange loss	377,265	—
General and administration	93,861	1,285
Investor relations	31,851	—
Professional fees	461,195	14,717
Rent	84,670	—
Salaries and benefits	244,526	—
Share based compensation	3,250,476	—
Transfer agent and filing fees	76,869	5,919
Travel	106,368	2,995

Net loss and comprehensive loss for the year	(7,825,089)	(32,424)

Most categories of expenses showed increases in 2018 compared with 2017, as the Company reorganized management and redirected its business. The increase in expenses relates to an increase in activity associated with the Company’s reorganization of management, due diligence work performed for financing deals and related duties. Explanations of the nature of costs incurred, along with explanations for those significant changes in costs are discussed below:

•                  Advertising and promotion consists of marketing costs to promote the Company. The increase is a result of the Company’s officers increasing their presence at several key industries related conferences throughout the year. Furthermore, the Company created brand awareness through programs in North America. This effort has led to several letters of intent and helps to establish the Company as a market leader in the legal cannabis industry.

•                  Investor relations fees increased as the Company published news releases throughout the year to the Company’s investors.

•                  Consulting and management fees increased significantly as the Company continues to explore royalty opportunities with companies in the legal cannabis industry. The Company relies heavily on Consultants to help them achieve their goals on all facets of business and these consultants bring a wide range of expertise and connections to the Company. Consultants include Management, Advisors, Technical Support and other support roles.

•                  General and administration relates to general office expenditures and its increase is a result of the Company’s activity level during the period along with other costs associated with operations in the Company’s office in Toronto.

•                  Foreign exchange loss relates to fluctuations in foreign exchange rate.

•                  The Company granted 16,468,727 stock options to various consultants, directors and key management with an exercise price of $0.33 with a 5-year term. The Company used the Black Scholes Pricing Model and determined the fair value was $3,250,476.

•                  Salaries and benefits increased as a result of the Company hiring additional employees to support the growth of business and its corporate finance department. Furthermore, the Company paid its CEO and President salaries for their services.

•                  The Company signed an office lease in Toronto and Vancouver. The Company offsets a portion of its lease by sub-leasing their office space.

•                  Professional fees increased due to accounting and legal fees associated with preparing the Company’s filing with the CSE that was completed during the year, the preliminary prospectus and professional fees incurred on due diligence of the various royalty agreements the Company entered into.

•                  Transfer agent and filing fees increased as a result of listing fees to the CSE in respect to the Company’s listing that was completed after the period end.

•                  Travel increased as a result of flights to various industry conferences and meetings in furtherance of financing opportunities.

Fiscal year ended July 31, 2017 compared to fiscal year ended July 31, 2016

	2017	2016
Year ended July 31,	$	$

Expenses

Advertising and promotion	1,508	6,083
Consulting fees	6,000	31,480
General and administration	1,285	12,518
Professional fees	14,717	8,679
Transfer agent and filing fees	5,919	—
Travel	2,995	—

Net loss and comprehensive loss for the period	32,424	58,760

The Company did not have any revenues from operations during the fiscal years ended July 31, 2017, July 31, 2016 and July 31, 2015. During fiscal 2017, the Company’s net loss decreased by $26,336 from a net loss of $58,760 for fiscal 2016 ($0.02 per Share) to a net loss of $32,424 ($0.01 per Share) for fiscal 2017.

Most categories of expenses showed decreases in 2017 compared with 2016, as the Company reorganized management and redirected its business. The increase in transfer agent and filing fees includes payments made to prior period outstanding invoices to the transfer agent. Increased professional fees and travel costs are related to activity associated with the Company’s reorganization. The substantial decreases in general and administrative expenses are due to decreased activity during the period and the decrease in consulting fees due to the reorganization of management and related duties.

Fiscal year ended July 31, 2016 compared to fiscal year ended July 31, 2015

	2016	2015
	$	$

Expenses

Advertising and promotion	6,083	4,487
Consulting fees	31,480	71,260
General and administration	12,518	18,665
Professional fees	8,679	27,242
Share based payment	—	7,785

Net loss and comprehensive loss for the period	58,760	129,439

During fiscal 2016, the Company’s net loss decreased by $70,679 from a net loss of $129,439 for fiscal 2015 ($0.06 per Share) to a net loss of $58,760 ($0.03 per Share) for fiscal 2016.

Most categories of expenses showed decreases in 2016 compared with 2015, as the Company finalized and thereafter commenced implementation of its business plan.

Inflation

Historically, inflation has not affected the Company’s business in the current locations where it is doing business and the Company does not expect it to affect the Company’s operations in the future.

Foreign exchange risk

The Company’s interest rate risk management policy is to purchase highly liquid investments with terms to maturity of three months or less on the date of purchase or redeemable at the option of the Company. The Company does not engage in any hedging activity. The Company does not have significant interest rate risk.

Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has not entered into any foreign currency contracts to mitigate this risk, but manages the risk by minimizing the value of financial instruments denominated in foreign currency. At July 31, 2018, the Company has cash of $15,126,020 and accounts payable of $46,138 denominated in the United States dollar. A 10% change in the US dollar to the Canadian dollar exchange rate would impact the Company’s net loss by approximately $1,960,000.

B. Liquidity and Capital Resources

Liquidity

At July 31, 2018, the Company had cash of $33,904,759, compared to July 31, 2017 of $20,265. In order to continue operations, and in particular, to fund ongoing expenditure commitments to pursue its business strategy & goals and service its obligations listed in the financial statements, the Company will need to raise additional capital. The Company expects to finance operating costs by private placement of common shares, preferred shares, exercise of warrants, exercise of options and debt financing. The Company raised further monies from warrant exercises subsequent to year end.

Subsequent to the year ended July 31, 2018, the Company issued an aggregate of 14,100,000 common shares from the exercise of common share purchase warrants for gross proceeds of $705,000.  Below is a detailed listing of the warrant exercises.

Date		Warrants Exercised #	Proceeds $	From Whom
August 13, 2018	Exercise of special warrants	(200,000)	10,000	Arm’s length subscriber of special warrants
August 14, 2018	Exercise of special warrants	(800,000)	40,000	Arm’s length subscriber of special warrants
August 15, 2018	Exercise of special warrants	(200,000)	10,000	Arm’s length subscriber of special warrants
September 5, 2018	Exercise of special warrants	(350,000)	17,500	Arm’s length subscriber of special warrants
September 7, 2018	Exercise of special warrants	(100,000)	5,000	Arm’s length subscriber of special warrants
September 7, 2018	Exercise of special warrants	(100,000)	5,000	Arm’s length subscriber of special warrants
September 10, 2018	Exercise of special warrants	(100,000)	5,000	Arm’s length subscriber of special warrants
September 10, 2018	Exercise of special warrants	(200,000)	10,000	Arm’s length subscriber of special warrants
September 10, 2018	Exercise of special warrants	(550,000)	27,500	Arm’s length subscriber of special warrants
September 11, 2018	Exercise of special warrants	(80,000)	4,000	Arm’s length subscriber of special warrants
September 21, 2018	Exercise of special warrants	(10,000,000)	500,000	Arm’s length subscriber of special warrants
October 3, 2018	Exercise of special warrants	(20,000)	1,000	Arm’s length subscriber of special warrants
October 31, 2018	Exercise of special warrants	(400,000)	20,000	Arm’s length subscriber of special warrants
October 31, 2018	Exercise of special finders warrants	(1,000,000)	50,000	Arm’s length subscriber of special warrants
Total as of December 14, 2018		(14,100,000)	705,000

Capital Resources

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and cash equivalents and equity comprised of issued share capital and deficit.

The Company manages its capital structure and makes adjustments to it in light of economic conditions and financial needs. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company entered into an office lease that expires on September 2, 2020. The Company is committed to the following estimated annual payments:

$

2019	257,441
2020	257,441
2021	42,907
557,789

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

State Legislative Trends

While currently a controlled substance under the CSA, cannabis is legalized and regulated by various states. As of the date of this Form 20-F, 30 states and Washington, DC have legalized medical cannabis. Nine states and Washington, DC have legalized adult recreational cannabis use. The trend across the United States has been to legalize cannabis for medicinal purposes in most cases, and recreational use in some cases.

During the November 8, 2016 election California, Maine, Massachusetts, and Nevada voted to legalize adult-use cannabis and Arkansas, Florida, Montana, and North Dakota voted to legalize medical cannabis. In June 2018 Oklahoma legalized medical cannabis. In November 2018, Utah and Missouri will vote on the legalization of medical cannabis, while Michigan and North Dakota will vote on legalizing cannabis for recreational use.

State Regulatory Infrastructure

Development of state programs for the regulation of medical or adult-use cannabis is state-specific. Following the approval of medical or adult-use cannabis, some states have developed the regulatory infrastructure quickly, while other states have taken several years to develop such systems. State-specific advisory boards and committees have been created with the mandate to manage the implementation of the new industries.

According to Marijuana Business Daily, the average amount of time that elapsed between the legalization of medical cannabis sales and the opening of the first dispensaries in six states that recently commenced sales was 28 months. Also, according to

Marijuana Business Daily, there are signs that the industry is maturing, and states are increasingly able to efficiently and quickly establish regulatory frameworks following legalization, especially where adult-use cannabis is legalized in states where regulated medical-use cannabis systems are already in place. For example, according to Marijuana Business Daily, the average amount of time that elapsed between voters approving adult-use cannabis production and sales to the opening of the first retail stores in Colorado, Washington and Oregon was 15 months.

Pennsylvania and Ohio offer two contrasting instances of the implementation of state regulatory infrastructure having both committed to a two-year implementation timeframe at the time of legalization. The launch of Pennsylvania’s medical program has largely been on-time. Successfully opened medical dispensaries within the two-year target, the state is now working to bolster the supply chain by issuing more licenses. Ohio on the other hand missed their deadline of September 8th, 2018 to have implemented a fully operational supply chain. Despite the longer than expected rollout, Ohio continues to move ahead evaluating and issuing licenses.

Even where regulatory frameworks for cannabis production and sales are in place, states tend to revise these rules over time. These revisions often impact sales, making it difficult to predict the potential of new markets. States may, for example, restrict the number of cannabis businesses permitted which can limit growth of the cannabis industry in those states. Alternatively, states may relax their initial regulations relating to cannabis production and sales, which would likely accelerate growth of the cannabis industry in such states. A common adjustment to medical programs is the addition of qualifying medical conditions. Several states including Michigan, New York, Connecticut, and Arizona have added new qualifying conditions following initial legislature. Common among those new qualifying conditions are opioid replacement and chronic and severe or intractable pain. These conditions affect a wide group of people and are catalysts for medical cannabis adoption.

Federal Legislative and Legal Trends

The recent political and administrative shift with the election of President Donald Trump has created uncertainty about the future of the cannabis industry. In January 2018 U.S. Attorney General. Jefferson Sessions rescinded a trio of memos including the Cole Memorandum. The Cole Memorandum was a memo created during the Obama Administration, which provided states with legal cannabis protection from Federal prosecution. Jeff Sessions said that the policy shift would be a “return to the rule of law” but did not provide details regarding pending prosecutions or the magnitude of a crackdown on legal cannabis companies.

In April 2018 Senator Cory Gardner revealed that President Trump vocalized he would support states enforcing their own cannabis laws without Federal interference. This was the first time that there were differing viewpoints between President Trump and the Attorney General Jeff Sessions with regards to cannabis regulation. In June 2018 a new bipartisan bill called the STATES Act (Strengthening the Tenth Amendment Through Entrusting States) was introduced by Massachusetts’s Senator Elizabeth Warren and Colorado’s Senator Cory Gardner. If passed it would exempt Federal prosecution in legal cannabis states, as well as provide banking to legal cannabis companies. Although 10 senators and 28 members of the House of Representatives support the bill, The STATES Act has seen less progression in the last several months due to opposition from Senate Majority Leader Mitch McConnell and current chair of the House Rule Committee Pete Sessions. If the Democrats can regain the Senate on November 6, 2018, the STATES Act will have a much higher probability of being passed.

Public Opinion

The increase in state legalization of cannabis use is largely a result of changing public opinion in the United States. According to an October 2017 poll conducted by Gallup, 64% of Americans think that the use of cannabis should be made legal, the highest level in the 48 years that Gallup has conducted the poll. Further, in the 2016 Gallup poll, support among adults aged 18 to 34 increased from 35% to 77% between 2005 and 2016 and support among adults aged 35 to 54 increased from 35% to 61% over the same period. In addition, according to a recent Quinnipiac University Poll, 94% of U.S. voters support the medical use of cannabis if recommended by a physician.

Industry Outlook

Due to increases in state legalization and shifting public opinion, legal cannabis industry sales have grown substantially in recent years. According to ArcView Market Research (ArcView), 2018 legal cannabis sales are expected between $8.5 billion to $11 billion. Furthermore, sales are projected to reach $23.4 billion by 2022, which is over a 22% compound annual growth rate for the four years from 2018 to 2022.

ArcView expects the distribution of industry sales between medical and adult-use to shift substantially between 2017 and 2022 as more states legalize adult-use cannabis. Adult-use sales were approximately $2.6 billion, equating to over 30% of total industry sales. By 2022, adult-use sales are expected to increase to $15.7 billion or 67% of total industry sales.

E. Off Balance Sheet Arrangements

The Company has no material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition.

F. Tabular Disclosure of Contractual Obligations

As at July 31, 2018, the Company’s following contractual obligations are:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Consulting and lease obligations	1,054,296	307,776	615,552	130,968	—

ITEM 6                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The size of our board of directors (the “Board”) is currently set at five. Our directors are elected annually by the shareholders and hold office until the next annual general meeting or until their successors are duly elected and qualified, unless their office is earlier vacated in accordance with the BCBCA and our articles of incorporation. Our current directors and senior management are as follows:

Name(1)	Position
Paul Rosen	Director and Chief Executive Officer
Terry Taouss	President
Theo van der Linde(2)	Director, Corporate Secretary and Chief Financial Officer
Brendan Purdy(2)(4)	Director
Stuart Wooldridge	Director
Brian Penny(2)(3)(4)	Director

(1)         Neither age nor date of birth of directors or senior management is required to be reported in our home country of Canada nor otherwise publicly disclosed.

(2)         Member of the Audit Committee.

(3)         Chair of the Audit Committee

(4)         “Independent” for purposes of National Instrument 52-110 — Audit Committees (“NI 52-110”).

The following is biographical information on our directors and officers who are acting in the capacity of director or officer as of the date hereof:

Paul Rosen — Director and Chief Executive Officer

Paul Rosen is the Chairman and Chief Executive Officer of the Company. Mr. Rosen is a noted career entrepreneur, management consultant and public speaker. Over the last six years he has become one of the most active entrepreneurs and investors in the emerging global cannabis industry. Mr. Rosen was a co-founder of PharmaCan Capital Corp. and served as president and CEO of that company for three and a half years. While CEO and a member of the board, PharmaCan Capital Corp. listed on the Toronto Stock Exchange - Venture. On October 6, 2016, PharmaCan Capital Corp. announced a corporate rebranding to The Cronos Group (NASDAQ: CRON; TSX: CRON).

Mr. Rosen currently sits on the board of directors and chairs the audit committee of iAnthus Capital Holdings (IAN.CN), a publicly traded New York-based investment bank. Mr. Rosen also sits on the boards of directors of Hill Street Beverages

(BEER.VN) and High Tide Ventures and advises several companies across multiple industries.

In addition to the role of CEO of the Company, Mr. Rosen is also the founder and Managing Director of BreakWater Venture Capital, a private venture capital fund and advisory group with over 100 current investments. Mr. Rosen also founded Skypad International in 1999 and currently serves as the company’s CEO and Chairman. Skypad International is a leading global contract manufacturer focusing on the hospitality industry and has been a vendor to over 2,000 hotels worldwide.

Mr. Rosen is a member of the Law Society of Upper Canada and previously practiced constitutional and criminal law. Mr. Rosen received a B.A. in Economics from the University of Western Ontario in 1985 and an L.L.B from the University of Toronto in 1988.

Mr. Rosen, in his capacity as the CEO of the Company, is an independent contractor and is not subject to the terms of a formal engagement agreement with the Company.

Terry Taouss — President

Mr. Taouss is the President of the Company and has a background both as a lawyer and as an entrepreneur with operational experience scaling fast-growing businesses. Mr. Taouss was part of the founding management team at SiteScout, an advertising technology company that he helped profitably build, first as external counsel to the company and then through his tenure as General Counsel and VP, Corporate Development. Mr. Taouss joined SiteScout in March 2012 and had carriage over all finance, legal, and corporate development functions through the company’s successful acquisition in November 2013.

From November 2013 to March 2014, Mr. Taouss served as VP, Corporate Development for Centro, a mid-market advertising agency and technology company that acquired SiteScout. In April 2014, Mr. Taouss was promoted to Managing Director of Centro Canada, a position he held until June 2017. In his role with Centro, Mr. Taouss had responsibility for strategy, product, marketing and sales and was a member of Centro’s executive team, helping guide strategy for the company’s broader technology and services offering.

From October 2007 to March 2013, Mr. Taouss practiced law with a boutique corporate / commercial firm advising high-growth clients in a diverse range of industries, including technology, digital media and finance. In his practice, Mr. Taouss provided counsel with respect to complex business transactions, including joint ventures and licensing agreements, and advised on numerous M&A transactions (buy and sell side) and debt and equity financings. Mr. Taouss is a member of the Law Society of Ontario since 2008. Mr. Taouss received a J.D. from Osgoode Hall Law School in 2005 and an MBA from the University of Toronto in 2013.

Mr. Taouss was appointed as President of the Company on July 5, 2018. Prior to that time, beginning on February 19, 2018, Mr. Taouss was in the role of Vice President, Operations of the Company.

Theo van der Linde — Director, Corporate Secretary and Chief Financial Officer

Mr. van der Linde is a Chartered Accountant with 20 years of extensive experience in finance, reporting, regulatory requirements, public company administration, equity markets and financing of publicly traded companies as well as in the financial services, manufacturing, oil & gas, mining and retail industries. He has served as a CFO & Director for a number of TSX Venture Exchange and Canadian Securities Exchange listed companies over the past several years. Most recently, he has been involved with future use trends of natural resources as well as other disruptive technologies. Mr. van der Linde’s other principal business activities performed outside the Company are as follows: President of MegumaGold Corp. (since April 9, 2014); Chief Financial Officer of Elcora Advanced Materials Corp (since April 1, 2016); Chief Financial Officer of Resinco Capital Partners Inc. (since January 25, 2018); Chief Financial Officer of Molori Energy Inc. (since April 5, 2016); Chief Financial Officer (since July 27, 2017) and director (since September 25, 2017) of Global Blockchain Technologies Corp.; Chief Financial Officer and director of Global Blockchain Mining Corp. (since November 9, 2017); and a director of Slam Exploration Ltd. (since November 6, 2017).

Mr. van der Linde received a B.Comm. (Hons) in Finance from Pretoria University, is a Chartered Accountant and is a member of good standing of the Institute of the Chartered Public Accountants of British Columbia.

Mr. van der Linde, in his capacity as the CFO of the Company, is an independent contractor, providing his services on a part-time basis. Mr. van der Linde has acted in his capacity as the CFO of the Company since July 20, 2017.

Brendan Purdy — Director

Mr. Purdy is a practicing securities lawyer, with experience in public companies and the capital markets. Mr. Purdy received his J.D. from the University of Ottawa in 2011 and received a Bachelor of Management and Organizational Studies degree from the University of Western Ontario in 2008.

Mr. Purdy has significant cannabis industry experience in both his private practice and in his capacity as management and director of public cannabis issuers. Most recently, Mr. Purdy acted as Director, CEO, and Chairman of High Hampton Holdings Corp. (CSE: HC), a CSE-listed cannabis financing company focused on acquisitions of cannabis distribution companies, branding opportunities, and state licensed producers in California, USA. Mr. Purdy was involved in identifying and facilitating the acquisition of CoachellaGro Corp., a California-based corporation holding 10.8 acres of land within the designated cannabis cultivation zone in Coachella, California. Further, in his securities law practice, Mr. Purdy has facilitated the acquisition and financing of other licensed producers and cannabis ancillary companies within Canada.

In addition to his private legal practice, Mr. Purdy’s principal business activities are as follows:

General Counsel to 3 Sixty Secure Corp., a Canadian company providing static security and secure logistics for the transport and distribution of cannabis for several prominent licensed producers (since May 8, 2018); Corporate Secretary and director of Global Blockchain Technologies Corp. (since April 19, 2017); director of Global Blockchain Mining Corp. (since November 9, 2017); director of Supreme Metals Corp. (since December 8, 2016); director of ZTest Electronics Inc. (since December 19, 2017) and director of ICC International Cannabis (since June 28, 2018).

Formerly, he was CEO and President of Element 79 Capital Inc. (from February 28, 2017 to November 26, 2018); CEO and director of Enforcer Gold Corp. (from April 20, 2016 to June 25, 2018); CEO and director of High Hampton Holdings Ltd. (from November 22, 2016 to December 11, 2017); former CEO and Director of Seaway Energy Services (from April 2016 to October 2016); director of Greenock Resources Inc. (from October 2015 to February, 2016); and director of Boomerang Oil, Inc. (from March 27, 2014 to April 4, 2016).

Mr. Purdy, in his capacity as a director of the Company, is an independent contractor, providing his services on a part-time basis and is not subject to the terms of a formal engagement agreement with the Company.

Stuart Wooldridge — Director

Mr. Wooldridge is a director of 555155 B.C. Ltd. dba Orca Strategy, a private management consulting company through which Mr. Wooldridge has gained 25 years of experience in financing and managing publicly listed companies, new listings and regulatory reporting. Stuart obtained a Bachelor of Commerce (Finance and Accounting) and MBA from the University of British Columbia and holds the Accredited Director (Acc.Dir) designation through the Institute of Chartered Secretaries and Administrators.

In addition to management consulting through Orca Strategy, Mr. Wooldridge’s other principal business activity since 2014 is the establishment of Tulloch Vineyards, a wine exporter of wine from BC to China.    Formerly, Mr. Wooldridge was the CEO of Yuntone Capital Corp. (a Capital Pool Company listed on the NEX) from 2015 to February 2018.

From 2001 until 2010 Mr. Wooldridge was employed by Petro-Canada as provincial manager for Petro-Can’s fleet management program.  Mr. Wooldridge was responsible for acquisition and retention of large accounts, competitive analysis, and supervision of sales activities through service stations and cardlocks.  Between 2001 and 2017 Mr. Wooldridge was employed as an adjunct professor by NYIT, the University of Phoenix (Ground), and Donghua University (Shanghai).

Mr. Wooldridge, in his capacity as a director of the Company, is an independent contractor, providing his services on a part-time basis and is not subject to the terms of a formal engagement agreement with the Company.

Brian Penny — Director

Mr. Penny is a Chartered Professional Accountant with over 30 years of experience in financial management, strategic planning, and financial reporting.

Formerly, Mr. Penny was the Executive Vice President and CFO of New Gold Inc. (TSX:NGD), a multi-national mining company, from 2009 until 2017; the Vice President of Finance and CFO of Kinross Gold Corporation (TSX:K), one of the world’s largest  gold producers, from 1993 until 2004; the CFO of Western Goldfields Inc. from 2006 to 2009; and the CFO of

Silver Bear Resources from 2005 to 2009.

Mr. Penny also formerly served as a member of the board of directors of Equinox Minerals Limited from 2004 to 2011 when it was acquired by Barrick Gold Corporation; Alamos Gold Inc. from 2005 to 2008; and Baffinland Iron Mines Limited from 2004 to 2008.

Mr. Penny obtained his Diploma in Business — Accounting and Finance from Cambrian College and is a CPA, CMA.

Cease trade orders, bankruptcies, penalties or sanctions

For the purposes of this section, “order” means a cease trade order; an order similar to a cease trade order; or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

To the best of our knowledge, other than as disclosed below, no director or executive officer of Tidal Royalty is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any corporation (including Tidal Royalty) that:

(a)                   was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)                   was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Stuart Wooldridge was a director of the Company in 2001 - 2002 when the BCSC and the OSC issued CTOs against the Company in January 2002 for failure to file its annual financial statements for the fiscal year ended July 31, 2001. The CTOs were revoked in 2012. Also, Mr. Wooldridge was an independent director of Vendtek Systems Inc. (“Vendtek”) when in 2009, the BCSC and the Alberta Securities Commission (“ASC”) issued cease trade orders against Vendtek for failure to file financial statements in a timely manner. In 2010, the orders were revoked.

Brendan Purdy was an independent director of Boomerang Oil, Inc. (“Boomerang”) when cease trade orders were issued by the BCSC and ASC in 2015 due to Boomerang failing to file its annual audited financial statements for the fiscal year ended September 30, 2014, and its management’s discussion and analysis relating thereto, as required under Part 5 of National Instrument 51-102 — Continuous Disclosure Obligations. Boomerang continues to be subject to renewed cease trade orders.

To the best of our knowledge, no director or executive officer of Tidal Royalty or a shareholder holding a sufficient number of securities of Tidal Royalty to affect materially the control of Tidal Royalty:

(a)                   is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any corporation (including Tidal Royalty) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)                   as, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the best of our knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of Tidal Royalty’s securities to affect materially the control of Tidal Royalty, has been subject to:

(a)                   any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                   any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

To the best of our knowledge and other than as disclosed herein, there are no known existing or potential material conflicts of interest between Tidal Royalty and a director, officer or promoter of Tidal Royalty except that certain of the directors, officers and promoters of Tidal Royalty serve as directors, officers and promoters of other companies and therefore it is possible that a conflict may arise between their duties as a director, officer or promoter of Tidal Royalty and their duties as a director, officer and promoter of such other companies.

The directors, officers and promoters of Tidal Royalty are aware of the existence of laws governing accountability of directors and officers with respect to conflicts of interest and corporate opportunity and requiring disclosure by directors of conflicts of interest, and Tidal Royalty will rely upon such laws in respect of any directors’ and officers’ conflict of interest or in respect of any breaches of duty by any of its directors or officers. We expect that any such conflicts will be disclosed by such directors or officers in accordance with applicable law and that they will govern themselves in respect thereof to the best of their ability in accordance with the obligation imposed upon them by law.

Promoters

Stuart Wooldridge can be considered a promoter of Tidal Royalty in that he was responsible for keeping Tidal Royalty’s predecessor entity in good standing from 2001 to 2017 and assisting in bringing in new management who then implemented Tidal Royalty’s new royalty strategy. Mr. Wooldridge holds an aggregate of 335,000 common shares (representing approximately 0.12% of Tidal Royalty’s current issued and outstanding common shares). Mr. Wooldridge has received nothing of value from Tidal Royalty, directly or indirectly, in the 24 months preceding the date of this 20-F other than management services fee payments of $2,500 per month until he stepped down as CEO, and no assets were acquired by Tidal Royalty from Mr. Wooldridge in the past 24 months.

B. Compensation

During the year ended July 31, 2018, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year of $644,022.

Executive Compensation

Compensation Discussion and Analysis

The overall objective of our compensation strategy is to offer medium-term and long- term compensation components to ensure that we have in place programs to attract, retain and develop management of high caliber and a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the chief executive officer, if any, in this regard. We currently have medium-term and long-term compensation components in place and intend to further develop these compensation components. The objectives of our compensation policies and procedures are to align the interests of our employees with the interests of our shareholders. Therefore, a significant portion of the total compensation is based upon overall corporate performance.

For the financial year ended July 31, 2018, the Company did not have a formal compensation program with specific performance goals nor did it employ a compensation committee. All tasks related to developing and monitoring our approach to the compensation of our officers and to developing and monitoring our approach to the nomination of directors to the Board was performed by the members of the Board. The compensation of our executive officers and employees was reviewed, recommended and approved by our independent directors.

We choose to grant stock options to executive officers to satisfy the long-term compensation component. The Board may consider, on an annual basis, an award of bonuses to key executives and senior management. The amount and award of such bonuses is discretionary, depending on, among other factors, our financial performance and the position of a participant. The Board considers that the payment of such discretionary annual cash bonuses satisfies the medium-term compensation component.

In the future, the Board may also consider the grant of options to purchase common shares of Tidal Royalty with longer future vesting dates to satisfy the long-term compensation component.

We have not retained a compensation consultant or advisor to assist the Board in determining compensation for any of our directors or officers. Given our current stage of development, we have not considered the implications of the risks associated with our compensation practices. We have also not adopted any policies with respect to whether executive officers and directors are permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director.

Since the end of the July 31, 2018 financial year, the Board has established a Compensation Committee. The Compensation Committee will operate under supervision of the Board and will have overall responsibility for reviewing and recommending the compensation of the Company’s CEO, other executive officers and key employees, overseeing the Company’s compensation and benefits policies, plans and programs and general oversight of the Company’s compensation structure. The Compensation Committee will be appointed annually by the Board and will consist of a minimum of three directors, a majority of whom will be independent.

Meetings of the Compensation Committee shall occur as often as considered necessary or appropriate and shall generally occur without the presence of management. The CEO may not be present for any portion of any meeting at which the compensation of the CEO is being deliberated or voted upon.

Summary Compensation Table

The following table provides a summary of compensation that we paid to our senior management and directors during the fiscal year ended July 31, 2018:

					Non-Equity Incentive Plan Compensation ($)(1)(2)
Names and Principal Position	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)		Annual incentive plans	Long-term incentive plans	Pension Value ($)	All Other Compensation ($)		Total Compensation ($)
Paul Rosen, CEO	78,795	N/A	1,379,110	(1)	N/A	N/A	N/A	225,000	(2)	1,682,905
Theo van der Linde, CFO	Nil	N/A	59,702	(1)	N/A	N/A	N/A	67,934	(2)	127,636
Terry Taouss, President(3)	82,097	N/A	86,644	(1)	N/A	N/A	N/A	Nil		168,741
Courtland Livesley-James, Former EVP(4)	Nil	N/A	63,398	(1)	N/A	N/A	N/A	116,667	(2)	180,065
Brendan Purdy, Director	Nil	N/A	6,340	(1)	N/A	N/A	N/A	Nil		Nil
Brian Penny, Director	Nil	N/A	12,680	(1)	N/A	N/A	N/A	—		12,680
Stuart Wooldridge, Director	Nil	N/A	22,388	(1)	N/A	N/A	N/A	7,500		29,888
Kathryn Witter, Former Corporate Secretary(5)	Nil	N/A	Nil		N/A	N/A	N/A	6,000	(2)	6,000

(1)         On June 22, 2018 the Company granted stock options to certain senior management and directors, which are exercisable into common shares on a 1:1 basis, have an exercise price of $0.33 and a 5-year term expiring on June 22, 2023. The options were measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.33; exercise price - $0.33; expected life — 5 years, volatility — 147%, dividend yield - $0; and risk-free rate — 1.98%. The number of options provided to the listed senior management and directors is as follows: 4,620,000 to Mr. Rosen; 200,000 to Mr. van der Linde; 2,050,000 to Mr. Taouss; 1,500,000 to Mr. Livesley-James; 150,000 to Mr. Purdy; 300,000 to Mr. Penny; and 75,000 to Mr. Wooldridge.

(2)         While no management contracts are currently in place, Tidal Royalty pays certain management fees to its executive officers in the amounts of: $25,000 per month in the case of Paul Rosen, $6,000 per month in the case of Theo van der Linde, $10,416.66 per month in the case of Courtland Livesley-James and $4000 per month in the case of Kathryn Witter.

(3)         Mr. Taouss was appointed as President of the Company July 5, 2018. Prior to that time, beginning on February 19, 2018, Mr. Taouss was in the role of Vice President, Operations. His compensation is reflected from the period beginning on February 19, 2018 and ending July 31, 2018.

(4)         Courtland Livesley-James acted in the role of Executive Vice-President, Strategy from July 20, 2017 — October 15,

2018.

(5)         Kathryn Witter acted in the role of Corporate Secretary of Tidal Royalty from July 5, 2017 — August 16, 2018 when she resigned.

Employment and Independent Contractor Agreements

The Company entered into an informal verbal agreement with Paul Rosen effective July 20, 2017 with regard to his services as Chief Executive Officer of the Company. Pursuant to the informal verbal agreement, the Company has agreed to pay Mr. Rosen a base salary of $300,000 per annum and shall continue indefinitely until terminated by either party.

The Company entered into a management consulting agreement with Theo van der Linde effective July 20, 2017 with regard to his services as Chief Financial Officer of the Company.  Pursuant to the agreement, the Company has agreed to pay Mr. van der Linde a base salary of $72,000 per annum and shall continue indefinitely until terminated by either party in accordance with the terms of the Agreement.

The Company entered into an informal verbal agreement with Courtland Livesley-James effective July 20, 2017 with regard to his services as Executive Vice President, Strategy. Pursuant to the informal verbal agreement, the Company has agreed to pay Mr. Livesley-James a base salary of $125,000 per annum. The agreement was terminated on October 15, 2018.

Option Based Awards

Executive officers, directors, employees and consultants, are eligible to participate in our stock option plan (the “Plan”) to receive grants of stock options. Individual stock options are granted by the Board as a whole, with directors abstaining from voting on any proposed grant of options to themselves, and the number of options granted is dependent on, among other things, each optionee’s level of responsibility, authority and importance to Tidal Royalty and the degree to which such optionee’s long term contribution to the Company will be crucial to its long-term success.

Stock options are normally granted by the Board when an executive officer or director first joins Tidal Royalty based on his or her level of responsibility within the Company. Additional grants may be made periodically to ensure that the number of options granted to any particular officer or director is commensurate with their level of ongoing responsibility within the Company. The Board also evaluates the number of options an officer or director has been granted, the exercise price of the options and the term remaining on those options when considering further grants. Options are usually priced at the closing trading price of our common shares on the business day immediately preceding the date of grant and the current policy of the Board is that options expire two to five years from the date of grant.

In the financial year ended July 31, 2018 the Company granted 16,468,727 stock options to various consultants, directors and key management with an exercise price of $0.33 with a 5-year term. The Company used the Black Scholes Pricing Model and determined the fair value was $3,250,476.

Directors’ Compensation

There are no current plans for directors to receive any fees or other compensation for their acting as directors, except that directors will be entitled to (i) incentive stock options pursuant to the Plan in such individual amounts as the Board may determine from time to time, and (ii) reimbursement for out-of-pocket expenses incurred on behalf of or in providing services as a director for the Company.

Other Compensation

Other than the Plan, we have no other plan providing for the grant of stock appreciation rights, deferred share units or restricted stock units or any other incentive plan under which awards are granted. We do not provide any retirement benefits for our directors or officers, nor do we have any long-term incentive plan or share appreciation rights agreement.

Employment Agreements

At the end of the financial year ended July 31, 2018 we employed 5 employees and had formal and informal independent contractor agreements with each of Paul Rosen, Theo van der Linde and Courtland Livesley-James (see “— Executive Compensation — Employment and Independent Contractor Agreements” above). At the end of the financial years ended July 31, 2017 and 2016, we and the predecessor company of Tidal Royalty did not employ any employees, however during the financial year ended July 31, 2017 we had in place the aforementioned formal and informal independent contractor agreements and, prior to that, our predecessor company Tulloch Resources Ltd. had an informal management services agreement with Stuart Wooldridge prior to the change of business which ceased when he stepped down as CEO.

C. Board Practices

Our directors are elected annually by the shareholders and hold office until the next annual general meeting or until their successors are duly elected and qualified, unless their office is earlier vacated in accordance with the BCBCA and our articles of incorporation.

The mandate of the Board, as prescribed by the BCBCA, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its various committees. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies, reviewing and approving significant acquisitions and capital investments; reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

The Board is responsible for identifying individuals qualified to become new members of the Board and recommending to the Board, new director nominees for the next annual meeting of shareholders. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company’s mission and strategic objectives, and a willingness to serve.

The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. At this stage of the Company’s development, the Board does not believe it is necessary to adopt a written mandate, as sufficient guidance is found in the applicable corporate legislation and regulatory policies. However, as the Company grows, the Board may determine it is appropriate to develop a formal written mandate.

In keeping with its overall responsibility for the stewardship of the Company, the Board is responsible for the integrity of the Company’s internal control and management information systems and for the Company’s policies respecting corporate disclosure and communications.

Each member of the Board understands that he is entitled, at the cost of the Company, to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances. No director found it necessary to do so during the financial year ended July 31, 2018.

The Board does not, and does not consider it necessary to, have any formal structures or procedures in place to ensure that it can function independently of management. The Board anticipates that as the Company matures as a business enterprise, it may identify additional qualified candidates that have experience relevant to the Company’s needs, who are independent of management applying the guidelines contained in applicable legislation.

The Board of the Company briefs all new directors with respect to the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education.

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.

The Board conducts reviews with regard to the compensation of the directors and the executive officers once a year. There is currently no separate compensation committee although the Company expects to constitute one imminently.

Term of Office

All directors have a term of office expiring at our next annual general meeting unless their office is earlier vacated in accordance with the BCBCA and our articles of incorporation.

Audit, Compensation and Disclosure Committees

Audit Committee

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Company’s Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•                  serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

•                  review and appraise the performance of the Company’s external auditors; and

•                  provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee is comprised of a minimum three directors as determined by the Board of Directors. If the Company ceases to be a “venture issuer” (as that term is defined in NI 51-102), then all of the members of the Committee must be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

If the Company ceases to be a “venture issuer” (as that term is defined in National Instrument 51-102), then all members of the Committee must have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee are elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee meets at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee meets at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee:

1. Documents/Reports Review

(a)         reviews and updates the Audit Committee Charter annually; and

(b)         reviews the Company’s financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2. External Auditors

(a)   reviews annually the performance of the external auditors who are ultimately accountable to the Company’s Board of Directors and the Committee as representatives of the shareholders of the Company;

(b)         obtains annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1;

(c)          reviews and discusses with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(d)         takes or recommends that the Company’s full Board of Directors take appropriate action to oversee the independence of the external auditors, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)          recommends to the Company’s Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;

(f)           recommends to the Company’s Board of Directors the compensation to be paid to the external auditors;

(g)   at each meeting, consults with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

(h)         reviews and approves the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

(i)   reviews with management and the external auditors the audit plan for the year- end financial statements and intended template for such statements; and

(j)            reviews and pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.                  the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided,

ii.               such services were not recognized by the Company at the time of the engagement to be non-audit services, and

iii.            such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

3. Financial Reporting Processes

(a)         in consultation with the external auditors, reviews with management the integrity of the Company’s financial reporting process, both internal and external;

(b)         considers the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

(c)          considers and approves, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;

(d)         reviews significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;

(e)          following completion of the annual audit, reviews separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)           reviews any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;

(g)          reviews with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h)         reviews any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i)             reviews certification process;

(j)            establishes a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(k)         establishes a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4. Other

(a)         reviews any related-party transactions;

(b)         engages independent counsel and other advisors as it determines necessary to carry out its duties; and

(c)          sets and pays compensation for any independent counsel and other advisors employed by the Committee.

Compensation Committee

During the financial years covered by this Form 20-F, the Company did not have a Compensation Committee. However, the Company expects to constitute a Compensation Committee during its next Board meeting scheduled to occur on December 18, 2018.

We expect that the Compensation Committee will operate under supervision of the Board of Directors and will have overall responsibility for reviewing and recommending the compensation of the Company’s CEO, other executive officers and key employees, overseeing the Company’s compensation and benefits policies, plans and programs and general oversight of the Company’s compensation structure. We expect that the Compensation Committee will be appointed annually by the Board of Directors and will consist of a minimum of three directors, a majority of whom will be independent.

Meetings of the Compensation Committee are expected to occur as often as considered necessary or appropriate and shall generally occur without the presence of management. The CEO may not be present for any portion of any meeting at which the compensation of the CEO is being deliberated or voted upon.

D. Employees

Below are the number of employees we had at the end of each indicated period:

Financial Year Ended	# of Employees in Toronto	# of Employees in Vancouver	Total
July 31, 2018	5(1)	Nil(2)	5
July 31, 2017	Nil(1)	Nil(2)	Nil
July 31, 2016	Nil	Nil	Nil
July 31, 2015	Nil	Nil	Nil

(1)         The Company entered into informal and verbal independent contractor agreements with each of Paul Rosen and Courtland Livesley-James effective July 20, 2017 (see “ — Executive Compensation — Employment and Independent Contractor Agreements” above). The agreement with Courtland Livesley-James was terminated on October 15, 2018.

(2)         The Company entered into a formal independent contractor agreement with Theo van der Linde effective July 20, 2017 (see “ — Executive Compensation — Employment and Independent Contractor Agreements” above).

E. Share Ownership

Shares

The following table sets out information regarding the share ownership of the persons set out in the Summary Compensation Table as of the date of this 20-F:

		Percentage of holding		Percentage of holding on a fully diluted basis(1)
Holder name	No. of Shares held	% in capital	% in voting	% in capital	% in voting
Paul Rosen, CEO	14,123,000	6%	6%	4%	4%
Theo van der Linde, CFO	Nil	N/A	N/A	N/A	N/A
Terry Taouss, President	20,000	0%	0%	0%	0%
Courtland Livesley-James, Former EVP	4,000,000	2%	2%	1%	1%
Brendan Purdy, Director	200,000	0%	0%	0%	0%
Stuart Wooldridge, Director	335,000	0%	0%	0%	0%
Brian Penny, Director	100,000	0%	0%	0%	0%
Kathryn Witter, Former Corporate Secretary	Nil	N/A	N/A	N/A	N/A

Notes:

(1)       “Fully diluted basis” means with the exercise of all warrants and options.

Options

Options, exercisable into common shares of Tidal Royalty, held by our officers and directors are set forth below as of the date of this 20-F.

Name	# of Options	# of Shares Underlying the Options	Option Strike Price $	Option Expiration Date
Paul Rosen, CEO	4,620,000	4,620,000	$0.33	June 22, 2023
	2,000,000	2,000,000	$0.115	December 12, 2023
Theo van der Linde, CFO	200,000	200,000	$0.33	June 22, 2023
	200,000	200,000	$0.115	December 12, 2023
Terry Taouss, President	2,050,000	2,050,000	$0.33	June 22, 2023
	1,000,000	1,000,000	$0.115	December 12, 2023
Courtland Livesley-James, Former EVP	1,500,000	1,500,000	$0.33	November 14, 2018(1)
Brendan Purdy, Director	150,000	150,000	$0.33	June 22, 2023
Stuart Wooldridge, Director	75,000	75,000	$0.33	June 22, 2023
Brian Penny, Director	300,000	300,000,	$0.33	June 22, 2023
Kathryn Witter, Former Corporate Secretary	Nil	Nil	N/A	N/A

(1)         Per the terms of the Option Plan (defined below), options expire on the 30th day following the date an option holder ceases to be a director, employee or consultant.

Warrants

Warrants, exercisable into common shares of Tidal Royalty, held by our officers and directors are set forth below as of the date of this 20-F.

Name	Allotment date	Expiration date	Exercise price	Total
Paul Rosen, CEO	June 8, 2018	February 2, 2020	$0.05	12,000,000
Theo van der Linde, CFO	N/A	N/A	N/A	Nil
Terry Taouss, President	N/A	N/A	N/A	Nil
Courtland Livesley-James, Former EVP	July 1, 2018	March 1, 2020	$0.05	4,000,000
Brendan Purdy, Director	N/A	N/A	N/A	Nil
Stuart Wooldridge, Director	N/A	N/A	N/A	Nil
Kathryn Witter, Former Corporate Secretary	N/A	N/A	N/A	Nil

Each Warrant entitles the holder to receive upon payment of $0.05 per Warrant, an additional Common Share in the Capital of the Company. The Warrants are valid for a period of two years from issuance.

Stock Option Plan

The only equity compensation plan which the Company has in place is the 10% rolling stock option plan (the “Option Plan”) approved by shareholders of the Company at its annual general and special meeting held on December 6, 2018. Pursuant to the terms of the Option Plan, the number of Shares that may be reserved for issuance upon the exercise of options will not exceed 10% of the number of issued and outstanding Shares on a non-diluted basis at any time. The purpose of the Option Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, officers, employees and consultants, to reward such of those directors, officers, employees and consultants as may be awarded options under the Option Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such directors, officers, employees and consultants to acquire common shares of the Company as long term investments.

The following information is intended to be a brief summary of the Option Plan and is qualified in its entirety by the text of the Option Plan attached hereto as Exhibit “4.1”.

•                  The maximum number of Shares with respect to which options may be granted pursuant to the Option Plan shall not exceed 10% of the issued and outstanding Shares on a non-diluted basis at any time;

•                  Options may be granted only to directors, officers, employees and consultants of the Company or any related entity of the Company;

•                  The total number of the Shares that may be reserved for issuance to any one individual under the Option Plan shall not exceed 5% of the outstanding the Shares. The maximum number of options that may be granted to any one consultant under the Option Plan, or employees performing investor relations activities for the Company, within any 12-month period shall not exceed 2% of the issued and outstanding the Shares at the time of the grant;

•                  The term of an option shall not exceed ten years from the date of the grant of the option;

•                  Subject to allowable adjustments, the option price of any option shall not be lower than the market price on the date on which the grant of the option is approved by the Board;

•                  An option shall be personal to the optionee and shall be non-assignable and non-transferable (whether by operation of law or otherwise);

•                  In the event that any optionee ceases to be an eligible person under the Option Plan (i.e. ceases to be an officer, director, employee or consultant for any reason other than death or termination with cause), the optionee will be entitled to exercise his or her options which have vested as of such date of cessation only within a period of 30 days following the date of such cessation or such other date as may be determined by the Board, but in no event may any options be exercised following the expiry date thereof. In the event an optionee is terminated with cause, the options held by such optionee will expire on the date of such termination. In the event of the death of an optionee, any options held by such optionee which have vested as of the date of death may be exercised within a period of one year following the optionee’s death;

•                  The Board may at any time amend the Option Plan or any options granted thereunder, subject to the receipt of all applicable regulatory approvals, other than substantive amendments to the Option Plan, which also require shareholder approval; and

•                  In the event that an offer to purchase or repurchase the Shares or any part thereof shall be made to all or substantially all holders of the Shares, the options shall be automatically and immediately accelerated such that all remaining options will then be available for exercise.

ITEM 7                                                   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of our knowledge, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company, other than Paul Rosen as disclosed above under “E. Share Ownership — Shares”. Prior to joining the Company on July 20, 2017, Mr. Rosen was not a shareholder of the Company. The securities held by Mr. Rosen do not have different voting rights from those of the other securityholders of the same class of securities.

As at December 14, 2018, the registrar and transfer agent for our company reported that there were 259,797,662 common shares of our company issued and outstanding. Of these, 256,527,199 were registered to Canadian residents (246 recorded shareholders), 2,201,372 were registered to residents of the United States (six recorded shareholders) and 69,090 were registered to residents of other foreign countries (one recorded shareholder).

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of our company.

Control

To the best of our knowledge, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

Insider Reports under the British Columbia Securities Act

Since the Company is a reporting issuer under the Securities Acts of British Columbia and Ontario, certain “insiders” of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of Tidal Royalty’s common shares five days following the trade under National Instrument 55-104 - Insider Reporting Requirements and Exemptions, as adopted by the Canadian Securities Administrators. All insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B. Related Party Transactions

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

In March 2018 the Company established a loan facility for up to $4,000,000 with certain lenders, including Mr. Rosen, for purposes of funding a transaction involving a financing commitment. Pursuant to the terms of the facility, the lenders were entitled to receive one warrant for every two dollars advanced by the applicable lender, which warrant entitled the holder to acquire one common share of the Company at a price of $0.33 per common share for 12 months from the date of issue. However, the transaction involving the royalty commitment was not closed and no amounts were ever drawn on the loan.

During the years ended July 31, 2018, 2017, 2016 and 2015, short-term key management compensation and director’s fees consisted of the following:

Years ended,	Notes	2018 $	2017 $	2016 $	2015 $
Consulting fees paid to companies owed by common directors and officers	(i)	231,102	6,000	—	—
Management fees for services rendered by Paul Rosen (“CEO”) and Theo Van Der Linde (“CFO”)	(ii)	225,000	—	—	—
Rent reimbursement paid to the CFO	(iii)	9,100	—	—	—
Salaries and benefits for services rendered by management	(iv)	180,420	—	—	—
Share based compensation	(v)	1,651,395	—	—	—
Consulting fees paid to former management and directors	(vi)	7,500	—	25,000	65,000

(i)

During the year ended July 31, 2018, the Company recorded $231,102 of consulting fees. $67,935 accrued to Theo van der Linde, the CFO, $46,500 (2017 - $6,000) to Kathryn Witter, former Corporate Secretary, and $116,667 to Courtland Livesley-James, former Vice-President.

(ii)

During the year ended July 31, 2018, the Company recorded $225,000 (2017, 2016 and 2015 - $Nil) of management fees. The Company recorded $225,000 and $nil to a company controlled by the CEO and CFO, respectively.

(iii)	During the year ended July 31, 2018, the CFO charged $9,100 (2017, 2016 and 2015 - $Nil) as rent.

(iv)

During the year ended July 31, 2018, the Company recorded $78,795 (2017, 2016 and 2015 - $Nil) as salaries and benefits to the CEO, $82,097 (2017 - $Nil) to the President, and $19,528 (2017 - $Nil) to the Vice President of Corporate Development.

(v)

On June 22, 2018, the Company granted 16,468,727 stock options to various consultants, directors and key management of the Company with an exercise price of $0.33 with a term of 5 years. 9,981,227 of the stock options vested immediately, with the remainder vesting 12.5% every 3 months. The estimated fair value of the stock options was $3,250,476, measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.33; exercise price - $0.33; expected life — 5 years, volatility — 147%, dividend yield - $0; and risk-free rate — 1.98%. During the year ended July 31, 2018, the Company recognized $3,250,476 in share-based compensation expense related to these stock options.

(vi)

The Company accrued consulting fees of $7,500, $25,000 and $55,000 to Stuart Wooldridge, former CEO and president, for the years ended July 31, 2018, 2016 and 2015, respectively. During the year ended July 31, 2015, the Company paid $5,000 each to Jerome Dickey and Saeed Otufat-Shamsi, former directors of the Company.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8                                                   FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

Financial Statements

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)                                 audited financial statements for the years ended July 31, 2018 and July 31, 2017 including: report of independent registered public accounting firm Manning Elliott LLP, Chartered Professional Accountants, statements of financial position and statements of comprehensive loss, statements of changes in equity (deficiency) and statements of cash flows, and notes to financial statements.

(b)                                 audited financial statements for the years ended July 31, 2017 and July 31, 2016 including: independent auditors’ report by Manning Elliott LLP, Chartered Professional Accountants, statements of financial position and statements of comprehensive loss, statements of changes in deficiency and statements of cash flows, and notes to financial statements.

Legal Proceedings

Tidal Royalty is not involved in any legal, arbitration or governmental proceedings and, to Tidal Royalty’s knowledge, no material legal, arbitration or governmental proceedings involving Tidal Royalty are pending or contemplated against Tidal Royalty.

Dividends

We have not paid any dividends on our common shares since incorporation. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the Board’s discretion, subject to applicable law, after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

B. Significant Changes

We have not experienced any significant changes since the date of the financial statements included with this Form 20-F except as disclosed in this Form 20-F.

ITEM 9                                                   THE OFFER AND LISTING

A. Offer and Listing Details - Price History

Trading Markets

Our current trading symbol on the CSE is “RLTY.U”. Previously, we also traded on the OTC Markets from July 12, 2018 to September 10, 2018 under the symbol “TDRYF”. For further information regarding trading suspensions, please refer to Item 4A. “History and Development of the Company — Incorporation and Continuation”.

The following table shows the progression in the high and low closing trading prices of our common shares on a post-Consolidation basis as reported by S&P Capital IQ, (i) on the CSE for the period from the beginning of trading on June 25, 2018 – June 28, 2018 when our common shares traded in CAD under the ticker symbol “RLTY”; (ii) on the CSE beginning on June 29, 2018 when our common shares began trading in USD under the ticker symbol “RLTY.U”; and (iii) on the OTC Markets for the period beginning on July 12, 2018, when our common shares began trading on the OTC Markets, to September 10, 2018, following which the OTC Markets ceased listing our common shares.

CSE under the symbol “RLTY”

	High (CA$)	Low (CA$)
Period
June 25 – June 28, 2018	0.75	0.70

CSE under the symbol “RLTY.U”

	High (US$)	Low (US$)
Monthly
December 1 – 14, 2018	0.14	0.115
November 2018	0.21	0.14
October 2018	0.22	0.13
September 2018	0.44	0.21
August 2018	0.65	0.41
July 2018	0.70	0.39
June 29, 2018	0.67	0.67

OTC Markets under the symbol “TDRYF”

	High (US$)	Low (US$)
Monthly
September 1 – September 10, 2018	0.44	0.31
August 2018	0.66	0.38
July 12 – July 31, 2018	0.62	0.10

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are traded on the CSE under the symbol “RLTY.U”. Our common shares formerly traded on the OTC Markets under the symbol “TDRYF”.  Following the effectiveness of this Form 20-F, the Company intends to requalify its Common Shares for trading on the OTC Markets, although such requalification cannot be assured.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10                                            ADDITIONAL INFORMATION

A. Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of Preferred Shares without par value, of which an unlimited are designated as Series 1 Convertible Preferred Shares.

Common Shares

We are authorized to issue an unlimited number of common shares without par value. As at July 31, 2018, there were 227,787,662 common shares issued and outstanding. As at December 14, 2018, there were 259,797,662 common shares issued and outstanding. Below is table that reconciles the common share activity.

	Number of common shares	Common shares $
Balance, July 31, 2017	2,843,636	12,297,109
Issuance of 3,757,000 finders’ special warrants	—	(187,850)
Issuance of 5,292,000 finders’ special warrants	—	(264,600)
Issuance of 1,220,000 finders’ special warrants	—	(61,000)
Conversion of special warrants	116,490,000	5,824,500
Conversion of 3,757,000 finders’ special warrants	3,757,000	187,850
Conversion of 5,292,000 finders’ special warrants	5,292,000	264,600
Private placements	94,355,026	31,137,159
Proceeds from warrants exercised	5,050,000	252,500
Share issuance costs	—	(4,017,695)
Balance, July 31, 2018	227,787,662	45,432,573
Conversion of special warrants	12,690,000	634,500
Conversion of 4,000,000 preferred finders’ warrants	4,000,000	141,440
Conversion of 1,220,000 finders’ special warrants	1,220,000	61,000
Proceeds from warrants exercised	14,100,000	705,000
Balance, December 14, 2018	259,797,662	46,974,513

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares without par value. As at July 31, 2018 and as at December 14, 2018, there were no Preferred Shares issued and outstanding.

Series 1 Convertible Preferred Shares

The Company has designated an unlimited number of the Preferred Shares as Series 1 Convertible Preferred Shares (the “Series 1 Shares”). As at July 31, 2018 there were 40,000,000 Series 1 Shares outstanding and as at December 14, 2018 there were 80,000,000 Series 1 Shares issued and outstanding.

Preferred Share Warrants

As at July 31, 2018 and December 14, 2018, there were no Preferred Share Warrants Issued and Outstanding.

Special Warrants

As at July 31, 2018, we had the following outstanding special warrants. Each special warrant automatically converts into units of the Company under the terms of the special warrant certificates. Each unit consists of one common share in the capital of the Company and one common share purchase warrant, with each warrant entitling the holder thereof to receive an additional common share in the capital of the Company for an exercise price of $0.05 for a period of 24 months from the date the special warrants were initially issued.

Number Outstanding	Number Convertible	Exercise Price	Conversion Date
13,910,000	13,910,000	N/A	August 31, 2018
Total: 13,910,000	13,910,000

As at December 14, 2018, all special warrants had been converted and we had no issued or outstanding special warrants.

Warrants

The table below reconciles the warrant activity to from April 30, 2018 to July 31, 2018 and to December 14, 2018:

Date	Transaction Detail	Warrants Issued #	Warrant value $	To whom:
No activity prior to June 8, 2018:
June 8, 2018	Special warrants	59,370,000	2,968,500	Subscribers of special warrants
June 8, 2018	Special finders warrants	3,757,000	187,850	Subscribers of special warrants
June 11, 2018	Finders warrants	5,182,365	1,209,136	Arm’s length finders relating to the $0.33 private placement
June 26, 2018	Exercise of special warrants	(100,000)	5,000	Arm’s length subscriber of special warrants
July 1, 2018	Special warrants	57,120,000	2,856,000	Subscribers of special warrants
July 1, 2018	Special finders warrants	5,292,000	264,600	Subscribers of special warrants
July 6, 2018	Exercise of special warrants	(200,000)	10,000	Arm’s length subscriber of special warrants
July 6, 2018	Exercise of special warrants	(400,000)	20,000	Arm’s length subscriber of special warrants
July 6, 2018	Exercise of special warrants	(100,000)	5,000	Arm’s length subscriber of special warrants
July 6, 2018	Exercise of special warrants	(500,000)	25,000	Arm’s length subscriber of special warrants
July 6, 2018	Exercise of special warrants	(400,000)	20,000	Arm’s length subscriber of special warrants
July 6, 2018	Exercise of special warrants	(100,000)	5,000	Arm’s length subscriber of special warrants
July 6, 2018	Exercise of special warrants	(200,000)	10,000	Arm’s length subscriber of special warrants
July 6, 2018	Exercise of special warrants	(100,000)	5,000	Arm’s length subscriber of special warrants
July 6, 2018	Exercise of special warrants	(50,000)	2,500	Arm’s length subscriber of special warrants
July 6, 2018	Exercise of special warrants	(200,000)	10,000	Arm’s length subscriber of special warrants
July 6, 2018	Exercise of special warrants	(200,000)	10,000	Arm’s length subscriber of special warrants
July 16, 2018	Exercise of special warrants	(500,000)	25,000	Arm’s length subscriber of special warrants
July 17, 2018	Exercise of special warrants	(100,000)	5,000	Arm’s length subscriber of special warrants
July 24, 2018	Exercise of special warrants	(400,000)	20,000	Arm’s length subscriber of special warrants
July 24, 2018	Exercise of special warrants	(800,000)	40,000	Arm’s length subscriber of special warrants
July 27, 2018	Exercise of special warrants	(500,000)	25,000	Arm’s length subscriber of special warrants
July 27, 2018	Exercise of special warrants	(200,000)	10,000	Non arm’s length subscriber of special warrants(1)
As at July 31, 2018		125,671,365	7,738,586

August 13, 2018	Exercise of special warrants	(200,000)	10,000	Arm’s length subscriber of special warrants
August 14, 2018	Exercise of special warrants	(800,000)	40,000	Arm’s length subscriber of special warrants
August 15, 2018	Exercise of special warrants	(200,000)	10,000	Arm’s length subscriber of special warrants
August 31, 2018	Special warrants	12,690,000	634,500	Subscribers of special warrants
August 31, 2018	Special finders warrants	1,220,000	61,000	Subscribers of special warrants
September 5, 2018	Exercise of special warrants	(350,000)	17,500	Arm’s length subscriber of special warrants
September 7, 2018	Exercise of special warrants	(100,000)	5,000	Arm’s length subscriber of special warrants

September 7, 2018	Exercise of special warrants	(100,000)	5,000	Arm’s length subscriber of special warrants
September 10, 2018	Exercise of special warrants	(100,000)	5,000	Arm’s length subscriber of special warrants
September 10, 2018	Exercise of special warrants	(200,000)	10,000	Arm’s length subscriber of special warrants
September 10, 2018	Exercise of special warrants	(550,000)	27,500	Arm’s length subscriber of special warrants
September 11, 2018	Exercise of special warrants	(80,000)	4,000	Arm’s length subscriber of special warrants
September 21, 2018	Exercise of special warrants	(10,000,000)	500,000	Arm’s length subscriber of special warrants
September 26, 2018	Special finders warrants	4,000,000	141,440	Conversion of preferred share finders warrants
October 3, 2018	Exercise of special warrants	(20,000)	1,000	Arm’s length subscriber of special warrants
October 31, 2018	Exercise of special warrants	(400,000)	20,000	Arm’s length subscriber of special warrants
October 31, 2018	Exercise of special finders warrants	(1,000,000)	50,000	Arm’s length subscriber of special warrants
As at December 14, 2018		129,481,365	9,280,526

(1)                   On July 27, 2018, Stuart Woolridge, Director, exercised 200,000 warrants for gross proceeds of $10,000.

As at July 31, 2018, we had the following outstanding warrants to purchase our common shares.

Number	Exercise Price	Expiry Date
59,777,000	$0.05	June 8, 2020
60,712,000	$0.05	July 1, 2020
5,182,365	$0.33	June 11, 2020
Total: 125,671,365

As at December 14, 2018, we had the following outstanding warrants to purchase our common shares:

Number	Exercise Price	Expiry Date
58,277,000	$0.05	June 8, 2020
50,112,000	$0.05	July 1, 2020
15,910,000	$0.05	April 30, 2020
5,182,365	$0.33	June 11, 2020
Total: 129,481,365	—	—

Stock Options

As at July 31, 2018, we had the following outstanding stock options to purchase our common shares.

Number Outstanding	Number Exercisable	Exercise Price	Expiry Date
16,468,727	9,981,227	$0.33	June 22, 2023

As at December 14, 2018 we had the following outstanding stock options to purchase our common shares:

Number Outstanding	Number Exercisable	Exercise Price		Expiry Date
16,468,727	16,468,727	$0.33		June 22, 2023
1,000,000	1,000,000	USD$	0.56	August 15, 2023
100,000	100,000	USD$	0.24	September 14, 2020
5,750,000	5,750,000	USD$	0.115	December 12, 2023
Total: 23,318,727	23,318,727

Other Convertible Obligations or Other Outstanding Equity-Linked Securities, or Subscription Rights

We have no convertible obligations or other outstanding equity-linked securities, or subscription rights that have been granted.

For further information see Item 4.A. “History and Development of the Company — Incorporation and Continuation” and “History and Development of the Company — Financing Following Change of Business” and Item 10.B. “Additional Information — Memorandum and Articles of Association”.

B. Memorandum and Articles of Incorporation

We are a British Columbia corporation existing under the BCBCA under incorporation number BC0206251.

The Company was incorporated on March 12, 1980 as Treminco Resources Ltd. under the laws of British Columbia as a mineral exploration company. The name of the Company was changed to Elkhorn Gold Mining Corporation on February 8, 1999. Between April 2001 and July 2010, Elkhorn Gold Mining Corporation was inactive and did not carry on any business. On October 12, 2011, Elkhorn Gold Mining Corporation changed its name to Tulloch Resources Ltd. On July 18, 2017 the Company changed its name to Tidal Royalty Corp. and changed its business to become a financing company with a focus on the U.S. legal cannabis industry.

Pursuant to our Articles and By-Laws, directors may from time to time on behalf of the Company borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate. There is no mandatory retirement age or minimum share ownership requirement imposed on our directors.

As a Canadian public company, the convocation of our annual general meetings and special meetings are governed by Canadian corporate and securities laws, including the BCBCA, National Instrument 51-102 — Continuous Disclosure Obligations, National Instrument 52-110 — Audit Committees and National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer.

All of the issued common shares of the Company are fully paid and non-assessable. The holders of Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the Common Shares are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive the remaining property and assets of the Company, subject to the priority rights of the Preferred Shareholders. The Common Shares do not carry any pre-emptive rights, conversion or exchange rights, or redemption, retraction, purchase for cancellation or surrender rights. The Articles of the Company do not have any sinking or purchase fund provisions and do not have provisions permitting or restricting the issuance of additional securities and any other material restrictions. The Articles of the Company also do not have any provisions requiring a securityholder to contribute additional capital.

Preferred Shares may be issued in one or more series and will be subject to such rights and restrictions as the Board may determine. The Series 1 Preferred Shares have the following rights and restrictions: (i) they are non-voting; (ii) they are convertible into Common Shares on a one-for-one basis, subject to customary adjustments; (iii) they are eligible to participate in dividends if and when declared on the Common Shares; (iv) they have priority rights on liquidation; and (v) they are subject to a restriction that no holder of the Preferred Shares may convert into a number of Shares that would result in such holder beneficially owning greater than 9.99% of the Shares.

C. Material Contracts

The Company is a party to a Management Consulting Agreement, by and among the Company, Executive Management Solutions Limited, and Mr. Theo van der Linde, which is attached as Exhibit 10.1 to this Form 20-F.

We currently are not party to any other material contracts not entered into in the ordinary course of business.

D. Exchange Controls

There may be certain consequences for a non-Canadian who proposes to acquire common shares of the Company pursuant to the terms of the Investment Canada Act (Canada) (the “ICA”).

The following discussion is a general summary only of the principal features of the ICA for a non-Canadian who proposes to acquire common shares of the Company and is not a substitute for independent legal advice from an investor’s own adviser; and, except where expressly noted, it does not anticipate statutory or regulatory amendments.

The ICA is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians (which includes individuals, governments or governmental agencies, corporations, partnerships, trusts and joint ventures). Under the ICA, transactions exceeding certain financial thresholds and which involve the acquisition of control of a Canadian business by a non-Canadian are subject to review and cannot be implemented unless the appropriate Minister is satisfied that the transaction is likely to be of net benefit to Canada.

A non-Canadian would be deemed to acquire control of the Company for the purposes of the ICA if the non-Canadian acquired a majority of the outstanding common shares.  A non-Canadian may also be deemed to acquire control of the Company under the ICA if the non-Canadian acquired more than one-third of the outstanding common shares; unless it could be established that, on the acquisition, the Company is not controlled in fact by the acquirer through the ownership of such common shares.

If a transaction is subject to review (a “Reviewable Transaction”), an application for review must be filed with the Investment Review Division of Innovation, Science and Economic Development Canada and/or the Cultural Sector Investment Review Division of the Department of Canadian Heritage prior to the implementation of the Reviewable Transaction. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the ICA and any written undertakings that may have been given by the applicant.

The ICA contemplates an initial review period of up to 45 days after filing; however, if the responsible Minister has not completed the review by that date, that Minister may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant and the Minister) to permit completion of the review.

Direct acquisitions of control of most Canadian businesses by or from World Trade Organization (“WTO”) investors would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. This amount is currently $1 billion (unless the WTO member is party to one of a list of certain free trade agreements, in which case the amount is currently $1.5 billion). Starting January 1, 2019, and for subsequent years, both thresholds will be adjusted annually by a Gross Domestic Product-based index.  There are lower, asset-based review thresholds applicable to investments by state-owned enterprises or non-WTO investors, as well as for acquisitions of control of a Cultural Business, as defined under the ICA.

Where a transaction involves the acquisition of control of the Company for the purposes of the ICA, but does not meet the relevant financial thresholds, the non-Canadian must submit a notification to either or both of the Investment Review Division or the Cultural Sector Investment Review Division, as appropriate.  The notification may be submitted up to 30 days following the implementation of the investment.

Certain transactions relating to the Company’s common shares would be exempt from review under the ICA, including, among others, the following:

(a)         the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities; and

(b)         the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

E. Taxation

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•                  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to common shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of common shares. The Company believes based on current business plans and financial expectations that it mauy be a PFIC for the current tax year and future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company. In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any non-U.S. company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any “excess distribution” received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S.

Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its common shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the common shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the common shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in common shares generally will be such holder’s U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the common shares and net gains from the disposition of the common shares. Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the common shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons own, directly or indirectly, 50 percent or more of the voting power or value of the foreign corporation’s shares. The amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

The Company does not anticipate the declaration of dividends to shareholders at this time and plans to re-invest the profits of its financings to further the growth and development of the Company’s portfolio.

G. Statement by Experts

The financial statements of the Company for the years ended July 31, 2018 and 2017 and for the years ended July 31, 2017 and 2016  included in this Form 20-F have been audited by Manning Elliott LLP, Chartered Professional Accountants, 1700 - 1030 W. Georgia Street, Vancouver, BC, V6E 2Y3, as stated in their reports appearing herein and such financial statements and the reports thereon are included, in the form and context in which they are included, with the consent of Manning Elliott LLP, and Manning Elliott LLP has authorized the inclusion herein of its report regarding the contents of such financial statements.

H. Documents on Display

When this registration statement on Form 20-F becomes effective, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those other reports or other information and this registration statement may be inspected at our offices located at 789 West Pender Street, Suite 810, Vancouver BC, Canada, V6C 1H2. Copies of our financial statements and other continuous disclosure documents required under securities rules are available for viewing on the internet at www.sedar.com.

I. Subsidiary Information

Not applicable.

ITEM 11                                            QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Fair Values

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels. The three levels are defined as follows:

a)             Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

b)             Level 2 — Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c)              Level 3 — Input for assets or liabilities that are not based on observable market data.

Assets and liabilities are classified in entirety based on the lowest level of input that is significant to the fair measurement. The Company’s financial assets measured on a recurring basis at fair value are as follows:

	July 31, 2018
	Level 1	Level 2	Level 3	Total
Cash	$33,904,759	$—	$—	$33,904,759

B. Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions. The carrying amount of these financial assets represents the maximum credit exposure.

C. Foreign Exchange Rate and Interest Rate Risk

The Company’s interest rate risk management policy is to purchase highly liquid investments with terms to maturity of three months or less on the date of purchase or redeemable at the option of the Company. The Company does not engage in any hedging activity. The Company does not have significant interest rate risk.

Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has not entered into any foreign currency contracts to mitigate this risk, but manages the risk by minimizing the value of financial instruments denominated in foreign currency. At July 31, 2018, the Company has cash of $15,126,020 and accounts payable of $46,138 denominated in the United States dollar. A 10% change in the US dollar to the Canadian dollar exchange rate would impact the Company’s net loss by approximately $1,960,000.

D. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations using cash. The ability to do this relies on the Company raising equity financing in a timely manner. As at July 31, 2018, the Company has a working capital deficiency and requires additional funds from financing to meet its current obligations. The Company manages liquidity risk through the management of its capital structure and financial leverage.

The following are contractual maturities of financial liabilities as at July 31, 2018:

	Carrying Amount	Contractual Cash Flows	Within 1 year	Within 2 years
Accounts payable	$235,357	$235,357	$235,357	$—
Due to related parties	18,685	18,685	18,685	$—
Loans payable	10,000	10,000	10,000

ITEM 12                                            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13                                            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14                                            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15                                            CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A                                   AUDIT COMMITTEE FINANCIAL EXPERTS

Not applicable.

ITEM 16B                                   CODE OF ETHICS

Not applicable.

ITEM 16C                                   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D                                   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E                                   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F                                    CHANGES TO REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G                                  CORPORATE GOVERNANCE

Not applicable.

ITEM 16H                                  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17                                            FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item 17 are included in this 20-F beginning on page F-1.

ITEM 18                                            FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Form 20-F

(a)                                 audited financial statements for the years ended July 31, 2018 and July 31, 2017 including: report of independent registered public accounting firm Manning Elliott LLP, Chartered Professional Accountants, statements of financial position and statements of comprehensive loss, statements of changes in equity (deficiency) and statements of cash flows, and notes to financial statements.

(b)                                 audited financial statements for the years ended July 31, 2017 and July 31, 2016 including: independent auditors’ report by Manning Elliott LLP, Chartered Professional Accountants, statements of financial position and statements of comprehensive loss, statements of changes in deficiency and statements of cash flows, and notes to financial statements.

ITEM 19. EXHIBITS

The following exhibits are included in this Form 20-F:

Exhibit Number	Description
1.1	**Certificate of Name Change (from Tulloch Resources Ltd. to Tidal Royalty Corp.)
1.2	**Certificate of Name Change (from Elkhorn Gold Mining Corporation to Tulloch Resources Ltd.)
1.3	**Certificate of Name Change (from Treminco Resources Ltd. to Elkhorn Gold Mining Corporation)
1.4	**Certificate of Incorporation
1.5	**By-Laws/Articles
4.1	***Company Amended and Restated Stock Option Plan
8.1	***Subsidiaries
10.1	***Management Consulting Agreement by and among Executive Management Solutions Limited, Tidal Royalty Corp. and Theo van der Linde
10.2	* Description of the verbal agreement between Tidal Royalty Corp. and Mr. Rosen
10.3	* Description of the verbal agreement between Tidal Royalty Corp. and Mr. Livesley-James
12.1	*Certificate of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*Certificate of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*Certificate of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*Consent of Manning Elliott LLP

* Filed herewith.

** Filed as an exhibit to the Company’s registration statement on Form 20-F filed with the SEC on October 17, 2018.

*** Filed as an exhibit to the Company’s Amendment No. 1 to the registration statement on Form 20-F filed with the SEC on November 29, 2018.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

TIDAL ROYALTY CORP.

Per:	/s/ Paul Rosen
Name:	Paul Rosen
Title:	Chief Executive Officer

Date: December 18, 2018

Financial Statements

Years Ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Tidal Royalty Corp.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Tidal Royalty Corp. (the “Company”), which comprise the statements of financial position as at July 31, 2018 and 2017, and the statements of comprehensive loss, changes in equity (deficiency) and cash flows for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audits of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ Manning Elliott LLP

MANNING ELLIOTT LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

October 30, 2018

We have served as the Company’s auditor since 2011

TIDAL ROYALTY CORP.

Statements of Financial Position

(Expressed in Canadian dollars)

As at July 31,	Note	2018	2017

ASSETS

CURRENT ASSETS

Cash and cash equivalents		$33,904,759	$20,265
Sales tax receivable		129,415	858
Prepaid expenses and deposits	4	531,859	1,211
TOTAL ASSETS		$34,566,033	$22,334

LIABILITIES AND EQUITY (DEFICIENCY)

CURRENT LIABILITIES

Accounts payable and accrued liabilities	5	$311,357	$105,225
Due to related parties	6	18,685	22,766
Loans payable	7	10,000	30,000
TOTAL CURRENT LIABILITIES		340,042	157,991

EQUITY (DEFICIENCY)

Convertible preferred shares	8	1,754,721	—
Convertible preferred shares issuable	8	2,000,000	—
Common shares	8	45,432,573	12,297,109
Reserves	8	5,324,016	27,464
Accumulated deficit		(20,285,319)	(12,460,230)
		34,225,991	(135,657)
TOTAL LIABILITIES AND EQUITY (DEFICIENCY)		$34,566,033	$22,334

Nature of Operations (Note 1)

Commitment (Note 13)

Subsequent events (Note 14)

Approved on behalf of the Board of Directors:

“Brian Penny”	“Theo van der Linde”
Brian Penny, Director	Theo van der Linde, Director

The accompanying notes are an integral part of these financial statements

TIDAL ROYALTY CORP.

Statements of Comprehensive Loss

(Expressed in Canadian dollars)

For the year ended July 31,	2018	2017

Expenses

Advertising and promotion	$1,164,458	$1,508
Investor relations	31,851	—
Consulting fees (Note 6)	1,933,550	6,000
General and administration	93,861	1,285
Foreign exchange loss	377,265	—
Share-based compensation (Notes 6 and 8)	3,250,476	—
Salaries and benefits (Note 6)	244,526	—
Rent (Note 6)	84,670	—
Professional fees	461,195	14,717
Transfer agent and filing fees	76,869	5,919
Travel	106,368	2,995

Net loss and comprehensive loss for the year	$(7,825,089)	$(32,424)

Loss per share, basic and diluted for the year	$(0.26)	$(0.01)

Weighted average number of common shares outstanding	30,039,081	2,843,636

The accompanying notes are an integral part of these financial statements

TIDAL ROYALTY CORP.

Statements of Equity (Deficiency)

 (Expressed in Canadian dollars)

	Number of convertible preferred shares	Convertible preferred shares $	Convertible preferred shares issuable $	Number of common shares	Common shares $	Share-based payment reserve $	Warrant reserve $	Total reserves $	Accumulated deficit $	Total shareholders’ equity (deficiency) $
Balance, July 31, 2016	—	—		2,843,636	12,297,109	27,464	—	27,464	(12,427,806)	(103,233)
Net and comprehensive loss for the year	—	—		—	—	—	—	—	(32,424)	(32,424)
Balance, July 31, 2017	—	—		2,843,636	12,297,109	27,464	—	27,464	(12,460,230)	(135,657)
Issuance of preferred shares	40,000,000	2,000,000	—	—	—	—	—	—	—	2,000,000
Exercise of preferred shares purchase warrants	—	—	2,000,000	—	—	—	—	—	—	2,000,000
Fair value of preferred shares finders’ warrants	—	(141,440)	—	—	—	—	141,440	141,440	—	—
Issuance of 59,370,000 special warrants	—	—	—	—	—	—	2,968,500	2,968,500	—	2,968,500
Issuance of 3,757,000 finders’ special warrants	—	—	—	—	(187,850)	—	187,850	187,850	—	—
Issuance of 57,120,000 special warrants	—	—	—	—	—	—	2,856,000	2,856,000	—	2,856,000
Issuance of 5,292,000 finders’ special warrants	—	—	—	—	(264,600)	—	264,600	264,600	—	—
Issuance of 12,690,000 special warrants	—	—	—	—	—	—	634,500	634,500	—	634,500
Issuance of 1,220,000 finders’ special warrants	—	—	—	—	(61,000)	—	61,000	61,000	—	—
Conversion of special warrants	—	—	—	116,490,000	5,824,500	—	(5,824,500)	(5,824,500)	—	—
Conversion of 3,757,000 finders’ special warrants	—	—	—	3,757,000	187,850	—	(187,850)	(187,850)	—	—
Conversion of 5,292,000 finders’ special warrants	—	—	—	5,292,000	264,600	—	(264,600)	(264,600)	—	—
Private placements	—	—	—	94,355,026	31,137,159	—	—	—	—	31,137,159
Proceeds from warrants exercised	—	—	—	5,050,000	252,500	—	—	—	—	252,500
Share issuance costs	—	(103,839)	—	—	(4,017,695)	—	1,209,136	1,209,136	—	(2,912,398)
Share-based compensation	—	—	—	—	—	3,250,476	—	3,250,476	—	3,250,476
Net and comprehensive loss for the year	—	—	—	—	—	—	—	—	(7,825,089)	(7,825,089)
Balance, July 31, 2018	40,000,000	1,754,721	2,000,000	227,787,662	45,432,573	3,277,940	2,046,076	5,324,016	(20,285,319)	34,225,991

The accompanying notes are an integral part of these financial statements

TIDAL ROYALTY CORP.

Statements of Cash Flows

(Expressed in Canadian dollars)

For the year ended July 31,	2018	2017
Cash provided by (used in):
OPERATING ACTIVITIES
Net loss for the year	$(7,825,089)	$(32,424)

Items not affecting operating cash:
Share-based payments	3,250,476	—
	(4,574,613)	(32,424)
Net changes in non-cash working capital:
Sales tax receivable	(128,557)	1,491
Prepaid expense	(530,648)	(1,211)
Accounts payables and accrued liabilities	206,132	47,838
	(5,027,686)	15,694
FINANCING ACTIVITIES
Due to related parties	(4,081)	(27,014)
Shares issued for cash	—	—
Repayment of loan	(60,000)	—
Proceeds from loan	40,000	30,000
Proceeds from exercise of common share purchase warrants	252,500	—
Proceeds from private placement of special warrants	6,459,000	—
Proceeds from issuance of preferred units and exercise of preferred share purchase warrants	4,000,000	—
Proceeds from private placement of common shares	31,137,159	—
Share issuance costs	(2,912,398)	—
	38,912,180	2,986

Increase in cash and cash equivalents	33,884,494	18,680
Cash and cash equivalents, beginning of the year	20,265	1,585
Cash and cash equivalents, end of the year	$33,904,759	$20,265

The components of cash and cash equivalents are:
Cash at bank	$33,789,759	$20,265
Term deposit	115,000	—
	$33,904,759	$20,265

Non-cash Investing and Financing Activities
Finders’ warrants issued pursuant to private placement	$1,209,136	$—
Finders’ warrants issued pursuant to special warrant issuance	513,450	—
Preferred share finders’ warrants	141,440	—
Conversion of special warrants	$6,276,950	$—

The accompanying notes are an integral part of these financial statements

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

1.                   Nature of Operations

Tidal Royalty Corp. (formerly Tulloch Resources Ltd.) (“the Company”) was incorporated under the laws of British Columbia as Treminco Resources Ltd. on March 12, 1980. The name was changed to Elkhorn Gold Mining Corporation on February 8, 1999 and to Tulloch Resources Ltd. on October 12, 2011 and to Tidal Royalty Corp. on July 18, 2017. The Company has historically been engaged in the identification of mineral properties for acquisition and exploration. The Company’s planned business is to invest in conventional equity, debt and other forms of financings in private and public companies in Canada and the United States.

The head office, address and records office of the Company are located at Suite 810 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

2.                   Basis of Preparation and Statement of Compliance

Statement of Compliance

These financial statements have been prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The financial statements were approved and authorized for issuance by the Board of Directors on October 30, 2018.

The financial statements have been prepared on a historical cost basis except for financial instruments described in Note 3(d), which are measured at fair value. The financial statements are presented in Canadian dollars, which is the Company’s functional currency. The accounting policies set out below have been applied consistently to all years presented in these financial statements as if the policies have always been in effect.

Use of Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i) Share-based payment transactions

Management uses the Black-Scholes pricing model to determine the fair value of stock options and standalone share purchase warrants issued.  This model requires assumptions of the expected future price volatility of the Company’s common shares, expected life of options and warrants, future risk-free interest rates and the dividend yield of the Company’s common shares.

ii) Income taxes

Management exercises judgment to determine the extent to which deferred tax assets are recoverable, and can therefore be recognized in the statements of financial position and comprehensive income or loss.

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

3.                   Significant Accounting Policies

(a)               Cash and Cash Equivalents

The Company considers cash equivalents are highly liquid instruments with a maturity of three months or less at the time of issuance or are readily redeemed into known amounts of cash.  As of July 31, 2018, the Company held cash and a term deposit.

(b)               Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. At each financial position reporting date presented the Company has not incurred any decommissioning costs related to the exploration and evaluation of its mineral properties and accordingly no provision has been recorded for such site reclamation or abandonment.

(c)                Financial Instruments

(i)        Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits at fair value on the date that they originate. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risk and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets at fair value through profit or loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is designated as FVTPL.  A financial asset is classified as FVTPL when it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking or is a derivative that is not designated and effective as a hedging instrument.  Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred.  Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.  The Company classified cash and cash equivalents as financial assets at FVTPL.

Held-to-maturity investments

Held-to-maturity investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. The Company does not have any assets classified as held-to-maturity investments.

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

3.                   Significant Accounting Policies (continued)

(c)          Financial Instruments (continued)

(i)        Non-derivative financial assets (continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. The Company does not have any financial assets classified as available-for sale.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. The Company does not have any financial assets classified as loans and receivables.

Impairment of financial assets

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as available-for-sale, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

•        significant financial difficulty of the issuer or counterparty; or

•        default or delinquency in interest or principal payments; or

•        it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of available-for-sale equity securities, impairment losses previously recognized through profit or loss are not reversed through profit

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

3.                   Significant Accounting Policies (continued)

(c)                  Financial Instruments (continued)

(ii)     Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they originate. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: accounts payable and amounts due to related parties.

Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

(d)                Income Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

3.                   Significant Accounting Policies (continued)

(e)                 Foreign Currency Translation

The functional currency of the Company is Canadian dollar, which is the currency of the primary economic environment in which that Company operates.

Transactions denominated in foreign currencies are translated using the exchange rate in effect on the transaction date which is approximated by an average rate. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the statement of financial position date. Non-monetary items are translated using the historical rate on the date of the transaction. Foreign exchange gains and losses are included in profit or loss.

(f)                  Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share, whereby all “in-the-money” stock options and share purchase warrants are assumed to have been exercised at the beginning of the period and the proceeds from their exercise are assumed to have been used to purchase common shares at the average market price during the period. When a loss is incurred during the period, basic and diluted loss per share are the same as the exercise of stock options and share purchase warrants is considered to be anti-dilutive.

(g)                 Share-based Payments

The Company grants share-based awards to employees, directors and non-employees as an element of compensation. The fair value of the awards granted to employees and directors is recognized over the vesting period as share-based compensation expense and share-based payment reserve. The fair value of share-based payments is determined using the Black-Scholes option pricing model using estimates at the date of the grant. At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in the statement of comprehensive loss with a corresponding entry within equity, against share-based payment reserve. No expense is recognized for awards that do not ultimately vest. When stock options are exercised, the proceeds received, together with any related amount in share-based payment reserve, are credited to share capital.

Share-based payment arrangements with non-employees in which the Company receives goods or services are measured based on the estimated fair value of the goods or services received, unless the fair value cannot be estimated reliably. If the Company cannot reliably estimate the fair value of the goods or services received, the Company will measure their value by reference to the fair value of the equity instruments granted.

(h)                Share Issuance Costs

Professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are charged to expenses.

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

3.                   Significant Accounting Policies (continued)

(i)                    Share Capital

Instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common and convertible preferred shares are classified as equity instruments. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds. The proceeds from issuance of units are allocated between shares and warrants based on the residual method. Under this method, the proceeds are allocated first to share capital based on the fair value of the shares at the time the units are issued and any residual value is allocated to warrant reserve.

(j)                   Advertising and Promotion

Advertising costs are expensed as incurred and totaled $1,164,458 and $1,508 during the years ended July 31, 2018 and 2017, respectively.

(k)                Changes in Accounting Standards Issued

(i)              There were no new or revised accounting standards scheduled for mandatory adoption on August 1, 2017 that affected the Company’s financial statements.

(ii)           Accounting Standards Issued But Not Yet Effective:

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods with early adoption permitted.  Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Standards effective for annual periods beginning on or after January 1, 2018:

IFRS 15 Revenue from Contracts with Customers - In May 2014, the IASB issued IFRS 15 — Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 — Construction Contracts, IAS 18 — Revenue, IFRIC 13 — Customer Loyalty Programmes, IFRIC 15 — Agreements for the Construction of Real Estate, IFRIC 18 — Transfers of Assets from Customers, and SIC 31 — Revenue — Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018.  The Company does not expect that the new standard will have a significant impact on its financial statements.

IFRS 9 Financial Instruments — In November 2009, as part of the IASB project the ASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 — Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments.  In July 2014, the final version of IFRS 9 was issued and adds a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flows characteristics.  The standard is effective for annual periods beginning on or after January 1, 2018.  The Company does not expect that the new standard will have a significant impact on its financial statements.

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

3.                   Significant Accounting Policies (continued)

(k)                Changes in Accounting Standards Issued (continued)

(ii)              Accounting Standards Issued But Not Yet Effective: (continued)

IFRS 2 Share-based Payment - In November 2016, the IASB has revised IFRS 2 to incorporate amendments issued by the IASB in June 2016.  The amendment provide guidance on the accounting for i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; ii) share-based payment transactions with a net settlement feature for withholding tax obligations and iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.  The amendments are effective for annual periods beginning on or after January 1, 2018.  Earlier application is permitted.  The Company does not expect that the new standard will have a significant impact on its financial statements.

Standard is effective for annual periods beginning on or after January 1, 2019:

IFRS 16 Leases - In June 2016, the IASB issued IFRS 16 - Leases.   IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The standard is effective for annual periods beginning on or after January 1, 2019.  The Company does not expect that the new standard will have a significant impact on its financial statements.

4.                    Prepaid Expenses and Deposits

	July 31, 2018 $	July 31, 2017 $
Insurance	72,621	—
Advertising and promotion	89,894	1,211
Consulting	322,891	—
Deposits	46,453	—
	531,859	1,211

5.                    Accounts Payable and Accrued Liabilities

	July 31, 2018 $	July 31, 2017 $
Trade payables	235,357	97,225
Accrued liabilities	76,000	8,000
	311,357	105,225

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

6.                    Related Party Transactions and Balances

The Company has identified its directors and certain senior officers as its key management personnel.

During the year, the Company entered into transactions with related parties comprised of directors, officers and companies with common directors.  The key management compensation and director fees consist of the following for the years ended July 31, 2018 and 2017:

	2018 $	2017 $
Consulting fees	463,602	6,000
Rent	9,100	—
Salaries and benefits	180,420	—
Share-based compensation	1,651,395
Total	2,304,517	6,000

The amounts due to related parties consist of the following as at July 31, 2018 and 2017:

	2018 $	2017 $
Due to related parties	18,685	22,766

Amounts due to related parties are unsecured, non-interest bearing and due on demand.

7.                   Loans Payable

During the year ended July 31, 2018, the Company received additional loan of $40,000 (2017 - $20,000) from an arm’s length party for working capital purposes and repaid $60,000 to this party.

As at July 31, 2018, the Company had one loan payable of $10,000 (2017 - $10,000).  The loan is unsecured, non-interest bearing and due on demand.

8.                   Share Capital

Authorized

Unlimited number of common shares without par value, and unlimited number of Series 1 Convertible Preferred shares without par value, participating, each share convertible into one common share, and non-voting.

Issued and Outstanding

As at July 31, 2018, there were 40,000,000 Series 1 Convertible Preferred Shares and 227,787,662 common shares issued and outstanding.

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

8.                   Share Capital (continued)

Convertible Preferred Shares

On May 25, 2018, the Company issued 40,000,000 units in the capital of the Company at a price of $0.05 per unit for gross proceeds of $2,000,000. Each unit consists of one Series 1 Convertible Preferred share (a “Preferred Share”) and one preferred share purchase warrant; each warrant (a “Warrant”) is exercisable by the holder to acquire one additional Preferred Share in the capital of the Company at a price of $0.05 for a period of 24 months following the issuance date.

A total of 4,000,000 special finders’ warrants as finder’s fees to the May 25, 2018 issuance were granted with a fair value of $141,440. The fair value of the special finders’ warrants was determined using the Black Scholes Option Pricing Model with the following assumptions: stock price - $0.05; exercise price - $0.05; expected life — 2 years; volatility — 147%; dividend yield — $0; and risk-free rate — 1.96%. As at July 31, 2018, 4,000,000 of these special warrants were outstanding.

Each special finders warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one common share purchase warrant on September 26, 2018. Each share purchase warrant is exercisable by the holder to acquire one additional common share in the capital of the Company at a price of $0.05 for a period of 24 months following the issuance date of the convertible preferred share units. Accordingly these special purchase warrants are presented as an addition to warrant reserves on the Statement of Equity. The special finder’s warrants were converted into an equivalent number of units in the capital of the Company on September 26, 2018. As of October 30, 2018, the Company has not yet issued the 4,000,000 units in the Company pursuant to the conversion of the 4,000,000 special finders’ warrants.

Convertible Preferred Shares Issuable

On July 28, 2018, the holders of the 40,000,000 preferred share purchase warrants exercised these warrants and paid the $0.05 exercise price for total proceeds of $2,000,000. As of July 31, 2018 and October 30, 2018, the Company has not yet issued the 40,000,000 Series 1 Convertible Preferred shares pursuant to the exercise of the 40,000,000 preferred share purchase warrants.

Common Shares

For the year ended July 31, 2018:

On June 8, 2018, the Company converted 59,370,000 special warrants and 3,757,000 special finders’ warrants issued on February 8, 2018 into an equivalent number of units in the capital of the Company. Each unit consists of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months.

On June 12, 2018, the Company issued 94,355,026 common shares at a price of $0.33 per common share for gross proceeds of $31,137,159.  In consideration for their services, the underwriters received a cash commission of $2,067,500 and the Company paid other legal and finder’s fees of $64,000.  A total of 5,182,365 finder’s warrants were granted with a fair value of $1,209,136; each finder warrant entitling the holder to acquire one additional common share at $0.33 for a period of 24 months. The fair value of the finders’ warrants was determined using the Black Scholes Option Pricing Model with the following assumptions: stock price - $0.33; exercise price - $0.33; expected life — 2 years; volatility — 147%; dividend yield — $0; and risk-free rate — 1.90%.

During the period ended July 31, 2018, the Company issued 5,050,000 common shares pursuant to the exercise of 5,050,000 warrants for gross proceeds of $252,500.

On July 1, 2018, the Company converted 57,120,000 special warrants and 5,292,000 special finders’ warrants issued on March 1, 2018 into an equivalent number of units in the capital of the Company. Each unit consists of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months.

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

For the year ended July 31, 2017:

There were no issuances of common shares in the year.

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

8.                   Share Capital (continued)

Stock Options

Under the Company’s stock option plan (the “Plan”) the Company has adopted a 20% rolling stock option plan (“Plan”) to replace its previous 10% rolling plan. The Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees, technical consultants and other participants to the Company, non-transferrable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to ten years from the date of grant. In addition, the number of common shares which may be issuable under the Plan within a one year period: (i) to any one individual shall not exceed 5% of the issued and outstanding common shares; and (ii) to a consultant or an employee performing investor relations activities, shall not exceed 2% of the issued and outstanding common shares. The underlying purpose of the Plan is to attract and motivate the directors, officers, employees and consultants of the Company and to advance the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the Plan.

On June 22, 2018, the Company granted 16,468,727 stock options to various directors, officers and consultants of the Company with an exercise price of $0.33 with a term of 5 years.  9,981,227 of the stock options vested immediately, with the remainder vesting 12.5% every 3 months. The estimated fair value of the stock options was $3,250,476, measured using the Black-Scholes Option Pricing Model with the following assumptions: stock price - $0.33; exercise price - $0.33; expected life — 5 years, volatility — 147%, dividend yield - $0; and risk-free rate — 1.98%. During the year ended July 31, 2018, the Company recognized $3,250,476 in share-based compensation expense related to these stock options.

As at July 31, 2018, the outstanding stock options expire on June 22, 2023 and have a weighted average remaining contractual life of 4.9 years. The number of exercisable options is 9,981,227.

As at July 31, 2018, the outstanding and exercisable stock options are as follows:

	Options outstanding	Options exercisable	Weighted average exercise price $

Balance, July 31, 2016	75,000	75,000	0.18
Expired/Cancelled	(75,000)	(75,000)	0.18
Balance, July 31, 2017	—	—	—
Issued	16,468,727	9,981,227	0.33
Balance, July 31, 2018	16,468,727	9,981,227	0.33

Special Warrants

On February 8, 2018, the Company completed a non-brokered private placement, of 59,370,000 special warrants of the Company at a price of $0.05 per special warrant for gross proceeds of $2,968,500.  Each special warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. An additional 3,757,000 special warrants were issued as finders’ fees with the same terms as the special warrants pursuant to the private placement. The estimated fair value of $187,850 was charged to warrant issue costs.  On June 8, 2018, the Company converted the special warrants and special finders’ warrants into an equivalent number of units in the capital of the Company.

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

8.                   Share Capital (continued)

Special Warrants (continued)

On March 1, 2018, the Company completed a non-brokered private placement, of 57,120,000 special warrants of the Company at a price of $0.05 per special warrant for gross proceeds of $2,856,000.  Each special warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. An additional 5,292,000 special warrants were issued as finders’ fees with the same terms as the special warrants pursuant to the private placement. The estimated fair value of the finder’s warrants $264,600 was charged to warrant issue costs. On July 1, 2018, the Company converted the special warrants and special finders’ warrants into an equivalent number of units in the capital of the Company.

On April 30, 2018, the Company completed a non-brokered private placement, of 12,690,000 special warrants of the Company at a price of $0.05 per special warrant for gross proceeds of $634,500. Each special warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. An additional 1,220,000 special warrants were issued as finders’ fees with the same terms as the special warrants received pursuant to the private placement. The estimated fair value of the finder’s warrants $61,000 was charged to warrant issue costs.  As at July 31, 2018, 13,910,000 special warrants were outstanding and on August 31, 2018, the Company converted the special warrants and special finders’ warrants into an equivalent number of units in the capital of the Company. As at July 31, 2018, a total of $695,500 has been classified in warrant reserve in relation to these special warrants.

Common Share Purchase Warrants

The continuity of the Company’s share purchase warrants pursuant to the special warrants is as follows:

	Number of share purchase warrants	Weighted average exercise price
Outstanding, July 31, 2016 and 2017	—	$—
Issued	125,539,000	0.05
Exercised	(5,050,000)	0.05
Outstanding, July 31, 2018	120,489,000	$0.05

As of July 31, 2018, the Company had share purchase warrants outstanding and exercisable to acquire common shares of the Company as follows:

Expiry Date	Exercise price	Number of warrants
June 8, 2020	$0.05	59,777,000
July 1, 2020	0.05	60,712,000
		120,489,000

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

8.                   Share Capital (continued)

Finders’ Warrants

A continuity schedule of the Company’s outstanding finders’ warrants is as follows:

	Number of share purchase warrants	Weighted average exercise price
Outstanding, July 31, 2016 and 2017	—	$—
Issued	5,182,365	0.33
Outstanding, July 31, 2018	5,182,365	$0.33

As at July 31, 2018, the outstanding finder’s warrants expire on June 11, 2020 and have a weighted average remaining contractual life of 1.87 years. The number of exercisable finders’ warrants is 5,182,365.

9.                   Financial Instruments and Risks

(a)         Fair Values

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels. The three levels are defined as follows:

a)             Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

b)    Level 2 — Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c)              Level 3 — Input for assets or liabilities that are not based on observable market data.

Assets and liabilities are classified in entirety based on the lowest level of input that is significant to the fair measurement. The Company’s financial assets measured on a recurring basis at fair value are as follows:

	July 31, 2018
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$33,904,759	$—	$—	$33,904,759

	July 31, 2017
	Level 1	Level 2	Level 3	Total

Cash	$20,265	$—	$—	$20,265

(b)         Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s maximum credit risk is limited by its liquidity.

The Company deposits the majority of its cash with high credit quality financial institutions in Canada. Therefore, management considers its exposure to credit risk arising from its cash to be minimal. Credit risk with respect to receivables has been assessed as low by management as the majority of receivables are government input tax credits refundable.

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

9.                   Financial Instruments and Risks (continued)

(c)             Foreign Exchange Rate and Interest Rate Risk

Foreign exchange rate

Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has not entered into any foreign currency contracts to mitigate this risk, but manages the risk by minimizing the value of financial instruments denominated in foreign currency. At July 31, 2018, the Company has cash of $15,126,020 and accounts payable of $46,138 denominated in the United States dollar. A 10% change in the US dollar to the Canadian dollar exchange rate would impact the Company’s net loss by approximately $1,960,000.

Interest rate risk

Interest rate risk consists of two components:

i)                                         To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

ii)                                      To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is not exposed to any significant interest rate risk.

(d)         Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations using cash. The ability to do this relies on the Company raising equity financing in a timely manner. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 11.

The following are contractual maturities of financial liabilities as at July 31, 2018:

	Carrying amount	Contractual cash flows	Within 1 year	Within 2 years

Accounts payable	$235,357	$235,357	$235,357	$—
Due to related parties	18,685	18,685	18,685	—
Loans payable	10,000	10,000	10,000	—

The following are contractual maturities of financial liabilities as at July 31, 2017:

	Carrying amount	Contractual cash flows	Within 1 year	Within 2 years

Accounts payable	$97,225	$97,225	$97,225	$—
Due to related parties	22,766	22,766	22,766	—
Loans payable	30,000	30,000	30,000	—

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

10.            Income Taxes

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise deferred tax assets and liabilities, are as follows:

	2018 $	2017 $

Net loss before income taxes	(7,825,089)	(32,424)
Canadian statutory income tax rate	26.50%	26%

Expected income tax recovery at statutory rate	2,073,649	8,430

Tax effect of:
Other non-deductible expense	(96,209)	(124)
Change in tax rate	20,314
Change in unrecognized deferred tax assets	(1,997,754)	(8,306)

Income tax recovery	—	—

The significant components of deferred income tax assets and liabilities are as follows:

	2018 $	2017 $

Deferred income tax assets:
Non-capital losses carried forward	1,753,878	180,670
Resource pools	681,172	875,655
Share issuance costs	619,029	—

Total gross deferred income tax assets	3,054,079	1,056,325
Unrecognized deferred tax assets	(3,054,079)	(1,056,325)

Net deferred income tax assets	—	—

As at July 31, 2018, the Company has non-capital losses carried forward of approximately $6,618,500 which are available to offset future years’ taxable income. These losses expire as follows:

$

2030	300
2031	96,900
2032	139,400
2033	225,600
2034	18,300
2035	122,000
2036	60,000
2037	32,500
2038	5,923,500

6,618,500

The Company also has certain allowances in respect of resource development and exploration costs of approximately $2,570,500 (2017 - $3,368,000) which, subject to certain restrictions, are available to offset against future taxable income. The application of non-capital losses and resource development and exploration costs against future taxable income is subject to final determination of the respective amounts by the Canada Revenue Agency.

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

11.       Capital Management

The Company’s objectives when managing capital are to identify and pursue business opportunities, to maintain financial strength, to protect its ability to meet its on-going liabilities, to continue as a going concern, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject.  The Company’s principal source of funds is through the issuance of equity.  Management considers all components of shareholders’ equity as capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares while minimizing dilution for its existing shareholders.

The Company’s investment policy is to invest its cash in financial instruments in high credit quality financial institutions with terms to maturity selected to match the expected timing of expenditures to continue operations.

The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended July 31, 2018.

12.             Segment Information

The Company currently operates in a single reportable operating segment. All of the Company’s assets and expenditures are located in Canada.

13.             Commitment

During the year ended July 31, 2018, the Company entered into an office lease.  The lease expires on September 2, 2020 and has the following estimated annual payments:

$

2019	257,441
2020	257,441
2021	42,907
557,789

TIDAL ROYALTY CORP.

Notes to Financial Statements

Years ended July 31, 2018 and 2017

(Expressed in Canadian dollars)

14.             Subsequent Events

(a)         On August 15, 2018, the Company issued 1,000,000 stock options to an employee.  The options are exercisable at US$0.56 per share with a term of 5 years, with vesting terms of 12.5% every 3 months.

(b)         On August 27, 2018, the Company entered into a binding letter of intent (“LOI”) with CannaRoyalty Corp. (“CannaRoyalty”) to acquire 1,500 units in Alternative Medical Enterprises, LLC (“AltMed”) and a royalty on U.S. and international sales of the MüV™ product line for aggregate consideration of $7,000,000 in cash and $1,000,000 in common stock, respectively. The number of common shares to be issued is to be computed using the 20-day volume weighted average price of the Company’s common shares on the trading day immediately prior to the closing date. The closing of the transaction is subject to, among other things, the satisfactory completion of due diligence and the receipt of all corporate and regulatory approvals.

(c)          On August 31, 2018, the Company entered into a definitive agreement with Diem Cannabis (“Diem”) to provide Diem with up to US$12.5 million (the “Financing”) over the next three years to develop and operate a large-scale cultivation and processing facility and up to four dispensaries. The Financing will be secured by all of Diem assets and 100% of all shares, membership interest and other equity interests in Diem. The Company will be entitled to 15% of all net sales generated by the financed operations in Massachusetts.  The closing of the transaction is subject to, among other things, the satisfactory completion of due diligence and the receipt of all corporate and regulatory approvals.

(d)         Subsequent to the year ended July 31, 2018, the Company issued an aggregate of 12,700,000 common shares from the exercise of common share purchase warrants for gross proceeds of $635,000.

(e)          On August 31, 2018, the Company converted 13,910,000 special warrants into an equivalent number of units in the capital of the Company. Each unit comprises of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months.

(f)           On September 26, 2018, the 4,000,000 special finder’s warrants converted into an equivalent number of units in the capital of the Company.  As of October 30, 2018, the Company has not yet issued the 4,000,000 units in the capital of the Company pursuant to the conversion of the 4,000,000 special finders’ warrants.

(g)          On September 14, 2018, the Company issued 100,000 stock options to a consultant. The options are exercisable at USD$0.24 per share with a term of 2 years, with vesting terms of 12.5% every 3 months.

(h)         The Company intends to make a $3,000,000 equity investment in an arms-length cannabis brands company (“California Company”) that owns and operates two dispensaries and a cultivation facility in California. Each purchased unit will consist of one 12.0% unsecured convertible debenture of the California Company in the principal amount of $1,000 and 87 common share purchase warrants of the California Company, each exercisable for one common share at an exercise price of $8.60 for a period of 2 years. The Company’s subscription amount is currently being held in escrow pending closing. If the closing does not occur, the entire subscription amount will be returned to the Company.

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

Financial Statements

Years Ended July 31, 2017 and 2016

(Expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Tidal Royalty Corp. (formerly Tulloch Resources Ltd.)

Opinion on the Financial Statements

We have audited the accompanying financial statements of Tidal Royalty Corp. (the “Company”), which comprise the statements of financial position as at July 31, 2017 and 2016, and the statements of comprehensive loss, changes in deficiency and cash flows for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph - Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficit and has accumulated losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ Manning Elliott LLP

MANNING ELLIOTT LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

October 17, 2018

We have served as the Company’s auditor since 2011

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

Statements of Financial Position

As At July 31, 2017 and 2016

(Expressed in Canadian dollars)

	July 31, 2017 $	July 31, 2016 $

Assets

Current assets

Cash	20,265	1,585
Sales tax receivable	858	2,349
Prepaid expenses	1,211	—
Total assets	22,334	3,934

Liabilities and Deficiency

Current liabilities

Accounts payable and accrued liabilities	105,225	57,387
Due to related parties (Note 4)	22,766	49,780
Loans payable (Note 5)	30,000	—
Total current liabilities	157,991	107,167

Deficiency

Share capital (Note 6)	12,297,109	12,297,109
Contributed surplus	27,464	27,464
Deficit	(12,460,230)	(12,427,806)

Total deficiency	(135,657)	(103,233)
Total liabilities and deficiency	22,334	3,934

Nature of Operations and Going Concern (Note 1)

Subsequent events (Note 11)

Approved on behalf of the Board on October 17, 2018

“Stuart Wooldridge”	“Theo van der Linde”
Stuart Wooldridge, Director	Theo van der Linde, Director

(The accompanying notes are an integral part of these financial statements)

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

For the Years Ended July 31, 2017 and 2016

Statements of Comprehensive Loss

(Expressed in Canadian dollars)

	July 31, 2017	July 31, 2016
	$	$

Expenses

Advertising and promotion	1,508	6,083
Consulting fees (Note 4)	6,000	31,480
General and administration	1,285	12,518
Professional fees	14,717	8,679
Transfer agent and filing fees	5,919	—
Travel	2,995	—

Net loss and comprehensive loss for the year	(32,424)	(58,760)

Loss per share, basic and diluted	(0.01)	(0.02)

Weighted average number of common shares outstanding	2,843,636	2,768,795

(The accompanying notes are an integral part of these financial statements)

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

Statements of Changes in Deficiency

(Expressed in Canadian dollars)

	Share capital
	Number of Shares	Amount $	Share subscriptions $	Contributed surplus $	Deficit $	Total $

Balance, July 31, 2015	2,660,303	12,242,109	45,000	27,464	(12,369,046)	(54,473)

Shares issued for cash	183,333	55,000	(45,000)	—	—	10,000
Net loss for the year	—	—	—	—	(58,760)	(58,760)
Balance, July 31, 2016	2,843,636	12,297,109	—	27,464	(12,427,806)	(103,233)

Net loss for the year	—	—	—	—	(32,424)	(32,424)
Balance, July 31, 2017	2,843,636	12,297,109	—	27,464	(12,460,230)	(135,657)

On June 26, 2017, the Company completed a one-for-three share consolidation.  All references to share capital, warrants, options and per share data have been adjusted retrospectively to reflect the Company’s one-for-three share consolidations for the years ended July 31, 2017 and 2016.

(The accompanying notes are an integral part of these financial statements)

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

For the Years Ended July 31, 2017 and 2016

Statements of Cash Flows

(Expressed in Canadian dollars)

	July 31, 2017	July 31, 2016
	$	$

Cash provided by (used in):

Operating activities

Net loss for the year	(32,424)	(58,760)

Changes in non-cash operating working capital:
Sales tax receivable	1,491	486
Prepaid expenses	(1,211)	—
Accounts payable and accrued liabilities	47,838	8,114

Net cash generated by (used in) operating activities	15,694	(50,160)

Financing activities

Due to related parties	(27,014)	32,627
Loans payable	30,000	—
Shares issued for cash	—	10,000

Net cash provided by financing activities	2,986	42,627

Increase (decrease) in cash	18,680	(7,533)

Cash, beginning of year	1,585	9,118

Cash, end of year	20,265	1,585

Supplemental disclosures:

Interest paid	—	—
Income tax paid	—	—

(The accompanying notes are an integral part of these financial statements)

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

Notes to Financial Statements

For the Years ended July 31, 2017 and 2016

(Expressed in Canadian dollars)

1.                   Nature of Operations and Going Concern

Tidal Royalty Corp. (formerly Tulloch Resources Ltd.) (“the Company”) was incorporated under the laws of British Columbia as Treminco Resources Ltd. on March 12, 1980. The name was changed to Elkhorn Gold Mining Corporation on February 8, 1999 and to Tulloch Resources Ltd. on October 12, 2011 and to Tidal Royalty Corp. on July 18, 2017. The Company has historically been engaged in the identification of mineral properties for acquisition and exploration. The Company’s planned business is to invest in conventional equity, debt and other forms of investments in private and public companies in Canada and the United States.

The head office, address and records office of the Company are located at Suite 2900 — 595 Burrard Street, P.O. Box 49130, Vancouver, British Columbia, V7X 1J5.

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at July 31, 2017, the Company has no source of revenue, generates negative cash flows from operating activities, and has a working capital deficit of $135,657 and an accumulated deficit of $12,460,230. These factors give rise to a material uncertainty that raises significant and substantial doubt about the Company’s ability to continue as a going concern. The continued operations of the Company are dependent on its ability to identify investment opportunities and negotiate suitable arrangements, maintain support from its significant shareholders and obtain additional financing. Management is of the opinion that sufficient working capital will be obtained from financing from related parties to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

Between July 31, 2017 and October 17, 2018, the Company has raised financing through the issuance of equity instruments (see Note 11).

2.                   Basis of Preparation and Statement of Compliance

Statement of Compliance

These financial statements have been prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The financial statements were approved and authorized for issuance by the Board of Directors on October 17, 2018.

The financial statements have been prepared on a historical cost basis except for financial instruments described in Note 3(d), which are measured at fair value. The financial statements are presented in Canadian dollars, which is the Company’s functional currency. The accounting policies set out below have been applied consistently to all years presented in these financial statements as if the policies have always been in effect.

Use of Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

Notes to Financial Statements

For the Years ended July 31, 2017 and 2016

(Expressed in Canadian dollars)

2.                   Basis of Preparation and Statement of Compliance (continued)

Use of Estimates and Judgments (continued)

i) Share-based payment transactions

Management uses the Black-Scholes pricing model to determine the fair value of stock options and standalone share purchase warrants issued.  This model requires assumptions of the expected future price volatility of the Company’s common shares, expected life of options and warrants, future risk-free interest rates and the dividend yield of the Company’s common shares.

ii) Income taxes

Management exercises judgment to determine the extent to which deferred tax assets are recoverable, and can therefore be recognized in the statements of financial position and comprehensive income or loss.

iii) Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. The management monitor future cash requirements to assess the Company’s ability to meet these future funding requirements. Further information regarding going concern is outlined in Note 1.

3.                   Significant Accounting Policies

(a)               Cash and Cash Equivalents

The Company considers cash equivalents are highly liquid instruments with a maturity of three months or less at the time of issuance or are readily redeemed into known amounts of cash.  As at July 31, 2017, the Company held cash only.

(b)               Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. At each financial position reporting date presented the Company has not incurred any decommissioning costs related to the exploration and evaluation of its mineral properties and accordingly no provision has been recorded for such site reclamation or abandonment.

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

Notes to Financial Statements

For the Years ended July 31, 2017 and 2016

(Expressed in Canadian dollars)

3.                   Significant Accounting Policies (continued)

(c)                Financial Instruments

(i)        Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits at fair value on the date that they originate. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risk and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets at fair value through profit or loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is designated as FVTPL.  A financial asset is classified as FVTPL when it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking or is a derivative that is not designated and effective as a hedging instrument.  Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred.  Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.  The Company classified cash as financial assets at FVTPL.

Held-to-maturity investments

Held-to-maturity investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. The Company does not have any assets classified as held-to-maturity investments.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. The Company does not have any financial assets classified as available-for sale.

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

Notes to Financial Statements

For the Years ended July 31, 2017 and 2016

(Expressed in Canadian dollars)

3.                   Significant Accounting Policies (continued)

(c)                Financial Instruments (continued)

(i)        Non-derivative financial assets (continued)

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. The Company does not have any financial assets classified as loans and receivables.

Impairment of financial assets

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as available-for-sale, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

•        significant financial difficulty of the issuer or counterparty; or

•        default or delinquency in interest or principal payments; or

•        it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of available-for-sale equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

Notes to Financial Statements

For the Years ended July 31, 2017 and 2016

(Expressed in Canadian dollars)

3.                   Significant Accounting Policies (continued)

(c)                Financial Instruments (continued)

(ii)     Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they originate. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: accounts payable and amounts due to related parties.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

(d)               Income Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

Notes to Financial Statements

For the Years ended July 31, 2017 and 2016

(Expressed in Canadian dollars)

3.                   Significant Accounting Policies (continued)

(e)                Foreign Currency Translation

The functional currency of the Company is Canadian dollar, which is the currency of the primary economic environment in which that Company operates.

Transactions denominated in foreign currencies are translated using the exchange rate in effect on the transaction date which is approximated by an average rate. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the statement of financial position date. Non-monetary items are translated using the historical rate on the date of the transaction. Foreign exchange gains and losses are included in profit or loss.

(f)                 Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share, whereby all “in-the-money” stock options and share purchase warrants are assumed to have been exercised at the beginning of the period and the proceeds from their exercise are assumed to have been used to purchase common shares at the average market price during the period. When a loss is incurred during the period, basic and diluted loss per share are the same as the exercise of stock options and share purchase warrants is considered to be anti-dilutive.

(g)                Share-based Payments

The Company grants share-based awards to employees, directors and non-employees as an element of compensation. The fair value of the awards granted to employees and directors is recognized over the vesting period as share-based compensation expense and share-based payment reserve. The fair value of share-based payments is determined using the Black-Scholes option pricing model using estimates at the date of the grant. At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in the statement of comprehensive loss with a corresponding entry within equity, against share-based payment reserve. No expense is recognized for awards that do not ultimately vest. When stock options are exercised, the proceeds received, together with any related amount in share-based payment reserve, are credited to share capital.

Share-based payment arrangements with non-employees in which the Company receives goods or services are measured based on the estimated fair value of the goods or services received, unless the fair value cannot be estimated reliably. If the Company cannot reliably estimate the fair value of the goods or services received, the Company will measure their value by reference to the fair value of the equity instruments granted.

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

Notes to Financial Statements

For the Years ended July 31, 2017 and 2016

(Expressed in Canadian dollars)

3.                   Significant Accounting Policies (continued)

(h)               Share Issuance Costs

Professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are charged to expenses.

(i)                  Changes in Accounting Standards Issued

(i)              There were no new or revised accounting standards scheduled for mandatory adoption on August 1, 2016 that affected the Company’s financial statements.

(ii)           Accounting Standards Issued But Not Yet Effective:

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods with early adoption permitted.  Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Standards effective for annual periods beginning on or after January 1, 2018:

IFRS 15 Revenue from Contracts with Customers - In May 2014, the IASB issued IFRS 15 — Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 — Construction Contracts, IAS 18 — Revenue, IFRIC 13 — Customer Loyalty Programmes, IFRIC 15 — Agreements for the Construction of Real Estate, IFRIC 18 — Transfers of Assets from Customers, and SIC 31 — Revenue — Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018.

IFRS 9 Financial Instruments — In November 2009, as part of the IASB project the ASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 — Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments.  In July 2014, the final version of IFRS 9 was issued and adds a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flows characteristics.  The standard is effective for annual periods beginning on or after January 1, 2018.

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

Notes to Financial Statements

For the Years ended July 31, 2017 and 2016

(Expressed in Canadian dollars)

3.                   Significant Accounting Policies (continued)

(i)                    Changes in Accounting Standards Issued (continued)

(ii)              Accounting Standards Issued But Not Yet Effective: (continued)

IFRS 2 Share-based Payment - In November 2016, the IASB has revised IFRS 2 to incorporate amendments issued by the IASB in June 2016.  The amendment provide guidance on the accounting for i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; ii) share-based payment transactions with a net settlement feature for withholding tax obligations and iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.  The amendments are effective for annual periods beginning on or after January 1, 2018.  Earlier application is permitted.

Standard is effective for annual periods beginning on or after January 1, 2019:

IFRS 16 Leases - In June 2016, the IASB issued IFRS 16 - Leases.   IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The standard is effective for annual periods beginning on or after January 1, 2019.

The extent of the impact of adoption of these standards and interpretations on the financial statements of the Company has not been determined.

4.                   Related Party Transactions and Balances

The Company has identified its directors and certain senior officers as its key management personnel.   No post-employment benefits, other long-terms benefits and termination benefits were incurred during the years ended July 31, 2017 and 2016.

During the year, the Company entered into transactions with related parties comprised of directors, officers and companies with common directors.  The short-term key management compensation and director fees consist of the following for the years ended July 31, 2017 and 2016:

	2017 $	2016 $
Consulting fees to companies owned by common directors	—	25,000
Consulting fees to companies owned by officers	6,000	—
Total	6,000	25,000

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

Notes to Financial Statements

For the Years ended July 31, 2017 and 2016

(Expressed in Canadian dollars)

4.                    Related Party Transactions and Balances (continued)

The amounts due to related parties consist of the following as at July 31, 2017 and 2016:

	2017 $	2016 $
Due to related parties	22,766	49,780

A loan of $10,000 is included in the amount of due to related parties above and it is for working capital purposes.  The amounts due to the related parties are unsecured, non-interest bearing and due on demand.

5.                   Loans Payable

As at July 31, 2017, the Company issued loans payable of $30,000 (2016 - $Nil).  The loans are unsecured, non-interest bearing and due on demand.

6.                   Share Capital

Authorized

Unlimited number of common shares without par value, and unlimited number of preferred shares without par value.

Issued and Outstanding

On June 26, 2017 the Company consolidated its share capital on a one-for-three basis. All share and per share information have been restated to retroactively reflect this consolidation for all periods presented.

During the year ended July 31, 2016, the Company issued 33,333 common shares at $0.30 per share for gross proceeds of $10,000.   The Company also issued 150,000 common shares at $0.30 per share for $45,000 of share subscriptions received during the year ended July 31, 2015.

Stock Options

Under the Company’s stock option plan (the “Plan”) the Company has adopted a 20% rolling stock option plan (“Plan”) to replace its previous 10% rolling plan. The Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees, technical consultants and other participants to the Company, non-transferrable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to ten years from the date of grant. In addition, the number of common shares which may be issuable under the Plan within a one year period: (i) to any one individual shall not exceed 5% of the issued and outstanding common shares; and (ii) to a consultant or an employee performing investor relations activities, shall not exceed 2% of the issued and outstanding common shares. The underlying purpose of the Plan is to attract and motivate the directors, officers, employees and consultants of the Company and to advance the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the Plan.

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

Notes to Financial Statements

For the Years ended July 31, 2017 and 2016

(Expressed in Canadian dollars)

6.                   Share Capital (continued)

Stock Options (continued)

The following table summarizes the continuity of the Company’s stock options:

	Options outstanding and exercisable	Weighted average exercise price $
Balance, July 31, 2015	158,333	0.18
Expired	(83,333)	0.15

Balance, July 31, 2016	75,000	0.18
Expired/Cancelled	(75,000)	0.18

Balance, July 31, 2017	—	—

As at July 31, 2017, there were no stock options outstanding and exercisable.

7.                   Financial Instruments and Risks

(a)         Fair Values

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels. The three levels are defined as follows:

a)             Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

b)             Level 2 — Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c)              Level 3 — Input for assets or liabilities that are not based on observable market data.

Assets and liabilities are classified in entirety based on the lowest level of input that is significant to the fair measurement. The Company’s financial assets measured on a recurring basis at fair value are as follows:

	July 31, 2017
	Level 1	Level 2	Level 3	Total
Cash	$20,265	$—	$—	$20,265

	July 31, 2016
	Level 1	Level 2	Level 3	Total
Cash	$1,585	$—	$—	$1,585

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

Notes to Financial Statements

For the Years ended July 31, 2017 and 2016

(Expressed in Canadian dollars)

7.                   Financial Instruments and Risks (continued)

(b)         Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions. The carrying amount of these financial assets represents the maximum credit exposure.

(c)             Foreign Exchange Rate and Interest Rate Risk

The Company’s interest rate risk management policy is to purchase highly liquid investments with terms to maturity of three months or less on the date of purchase or redeemable at the option of the Company. The Company does not engage in any hedging activity.  The Company does not have significant interest rate risk.

During the years ended July 31, 2017 and 2016, the Company held financial assets and liabilities and incurred expenses denominated primarily in Canadian dollars. The Company does not have significant foreign exchange risk.

(d)         Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations using cash. The ability to do this relies on the Company raising equity financing in a timely manner. As at July 31, 2017, the Company has a working capital deficiency and requires additional funds from financing to meet its current obligations (see Note 1). The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 9.

The following are contractual maturities of financial liabilities as at July 31, 2017:

	Carrying Amount	Contractual Cash Flows	Within 1 year	Within 2 years
Accounts payable	$97,225	$97,225	$97,225	$—
Due to related parties	$22,766	$22,766	$22,766	$—

8.                   Income Taxes

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise deferred tax assets and liabilities, are as follows:

	2017 $	2016 $
Net loss before income taxes	(32,424)	(58,760)
Canadian statutory income tax rate	26%	26%

Expected income tax recovery at statutory rate	8,430	15,278

Tax effect of:
Other non-deductible expense	(124)	276
Change in unrecognized deferred tax assets	(8,306)	(15,554)

Income tax recovery	—	—

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

Notes to Financial Statements

For the Years ended July 31, 2017 and 2016

(Expressed in Canadian dollars)

8.                   Income Taxes (continued)

The significant components of deferred income tax assets and liabilities are as follows:

	2017 $	2016 $
Deferred income tax assets:
Non-capital losses carried forward	180,670	172,211
Resource pools	875,655	875,655
Share issuance costs	—	153

Total gross deferred income tax assets	1,056,325	1,048,019
Unrecognized deferred tax assets	(1,056,325)	(1,048,019)

Net deferred income tax assets	—	—

As at July 31, 2017, the Company has non-capital losses carried forward of approximately $695,000 which are available to offset future years’ taxable income. These losses expire as follows:

$
2030	300
2031	96,900
2032	139,400
2033	225,600
2034	18,300
2035	122,000
2036	60,000
2037	32,500

695,000

The Company also has certain allowances in respect of resource development and exploration costs of approximately $3,368,000 (2016 - $3,368,000) which, subject to certain restrictions, are available to offset against future taxable income. The application of non-capital losses and resource development and exploration costs against future taxable income is subject to final determination of the respective amounts by the Canada Revenue Agency.

9.              Capital Management

The Company’s objectives when managing capital are to identify and pursue business opportunities, to maintain financial strength, to protect its ability to meet its on-going liabilities, to continue as a going concern, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject.  The Company’s principal source of funds is advances from related parties and the issuance of share capital.  Management considers all components of shareholders’ deficiency and due to related parties as capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares while minimizing dilution for its existing shareholders.

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

Notes to Financial Statements

For the Years ended July 31, 2017 and 2016

(Expressed in Canadian dollars)

9.              Capital Management (continued)

The Company’s investment policy is to invest its cash in financial instruments in high credit quality financial institutions with terms to maturity selected to match the expected timing of expenditures to continue operations.

The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended July 31, 2017. Refer to Note 1 for management’s plan to raise capital.

10.             Segment Information

The Company currently operates in a single reportable operating segment. As at July 31, 2017 all of the Company’s assets and expenditures are located in Canada.  The Company plans to expand its operations in the United States.

11.             Subsequent Events

(a)         On February 2, 2018, the Company completed a non-brokered private placement, of 59,370,000 special warrants of the Company at a price of $0.05 per special warrant for gross proceeds of $2,968,500. Each special warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. An additional 3,757,000 special warrants were issued as finders’ fees with the same terms as the special warrants received pursuant to the private placement.  On June 8, 2018, the Company converted the special warrants and special finders’ warrants into an equivalent number of units in the capital of the Company.

(b)         On March 1, 2018, the Company completed a non-brokered private placement, of 57,120,000 special warrants of the Company at a price of $0.05 per special warrant for gross proceeds of $2,856,000. Each special warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. An additional 5,292,000 special warrants were issued as finders’ fees with the same terms as the special warrants received pursuant to the private placement.  On July 1, 2018, the Company converted the special warrants and special finders’ warrants into an equivalent number of units in the capital of the Company.

(c)          On April 30, 2018, the Company completed a non-brokered private placement, of 12,690,000 special warrants of the Company at a price of $0.05 per special warrant for gross proceeds of $634,500. Each special warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Company, each unit comprising of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 for a period of 24 months. An additional 1,220,000 special warrants were issued as finders’ fees with the same terms as the special warrants received pursuant to the private placement.  On August 31, 2018, the Company converted the special warrants and special finders’ warrants into an equivalent number of units in the capital of the Company.

(d)         On May 25, 2018, the Company issued 40,000,000 Units at $0.05 per unit for gross proceeds of $2,000,000.  Each unit was comprised of one Series 1 Convertible preferred share and a Series 1 preferred share purchase warrant (“purchase warrant”).  Each purchase warrant entitles the holder to purchase one additional Series 1 Convertible preferred share at $0.05 per share for 2 years.   In connection with the transaction, the Company issued 4,000,000 special finder’s warrants which have the same term as the Units.

TIDAL ROYALTY CORP.

(formerly Tulloch Resources Ltd.)

Notes to Financial Statements

For the Years ended July 31, 2017 and 2016

(Expressed in Canadian dollars)

11.       Subsequent Events (continued)

(e)          On June 12, 2018, the Company issued 94,355,026 common shares at a price of $0.33 per common share for gross proceeds of $31,137,159.  In consideration for their services, the underwriters received a cash commission of $2,067,500.  A total of 5,182,365 finder’s warrants   were granted with each finder warrant entitling the holder to acquire one additional common share at $0.33 for a period of 24 months. The Company also paid other consulting and finders fees of $2,131,500.

(f)           On June 22, 2018, the Company granted 16,468,727 stock options to various consultants, directors and key management of the Company.  The options are exercisable at $0.33 and expire in 5 years.  9,981,227 of the stock options vested immediately, with the remainder vesting12.5% every 3 months.

(g)          On June 28, 2018, the Company issued 40,000,000 Series 1 Convertible preferred shares for gross proceeds of $2,000,000 from the exercise of the preferred share purchase warrants noted in 11(d) above.

(h)         On August 15, 2018, the Company issued 1,000,000 stock options to an employee.  The options are exercisable at US$0.56 per share with a term of 5 years, with vesting terms of 12.5% every 3 months.

(i)             On August 27, 2018, the Company entered into a binding letter of intent (“LOI”) with CannaRoyalty Corp. (“CannaRoyalty”) to acquire 1,500 units in Alternative Medical Enterprises, LLC (“AltMed”) and a royalty on U.S. and international sales of the MüV™ product line for aggregate consideration of $7,000,000 in cash and $1,000,000 in common stock, respectively. The number of common shares to be issued is to be computed using the 20-day volume weighted average price of the Company’s common shares on the trading day immediately prior to the closing date. The closing of the transaction is subject to, among other things, the satisfactory completion of due diligence and the receipt of all corporate and regulatory approvals.

(j)            On August 31, 2018, the Company entered into a definitive agreement with Diem Cannabis (“Diem”) to provide Diem with up to US$12.5 million (the “Financing”) over the next three years to develop and operate a large-scale cultivation and processing facility and up to four dispensaries. The Financing will be secured by all of Diem assets and 100% of all shares, membership interest and other equity interests in Diem. The Company will be entitled to 15% of all net sales generated by the financed operations in Massachusetts.  The closing of the transaction is subject to, among other things, the satisfactory completion of due diligence and the receipt of all corporate and regulatory approvals.

(k)         In addition to the above transactions, the Company issued an aggregate of 12,700,000 common shares from the exercise of warrants for gross proceeds of $635,000.